Highlights

Operating highlights
Zinkgruvan mine*	2004
Ore milled (tonnes)	398,003
Grades
Zinc (%)	9.3
Lead (%)	6.2
Silver (g/t)	118.4
Recoveries
Zinc (%)	91.2
Lead (%)	88.8
Silver (%)	78.4
Production
Zinc (tonnes)	31,931
Lead (tonnes)	20,253
Silver (oz.)	1,386,796
Total Cash Cost (USc per pound Zinc)**	19

* The acquisition of the Zinkgruvan mine was completed on June 2, 2004 and the highlights are included from this date.
** Total cash cost is the sum of direct costs, indirect costs, interest charges and by-product credits.

Storliden mine*	2004	2003
Ore milled (tonnes)	106,384	127,845
Grades
Copper (%)	3.07	4.1
Zinc (%)	8.41	11.0
Recoveries
Copper (%)	89.7	91.0
Zinc (%)	91.0	90.6
Production
Copper (tonnes)	3,062	4,769
Zinc (tonnes)	8,291	12,716
Total Cash Cost
(USc per pound Zinc)**	11	20

* Included with 37.1% for 2004 and 38.35% for 2003.
** Total cash cost is the sum of direct costs, indirect costs, interest charges and by-product credits

Financial highlights*
(In CAD thousands, except per share amounts)	2004	2003
Financial results
Sales	51,927	–
Net income	6,198	254
Net income per share	0.28	0.03
Cash flow provided by operating activities	15,847	–1,646
Financial position (December 31)
Cash and short-term investments	132,561	9,098
Net working capital	131,431	8,356
Total assets	396,234	18,909
Reclamation and other long-term liabilities	159,708	1,024
Shareholders' equity	201,459	16,082
Common shares outstanding	33,419,271	9,776,457

* The acquisition of the Zinkgruvan mine was completed on June 2, 2004 and the Company's income statement includes Zinkgruvan operations from this date. On December 30, 2004 the Company acquired 36.9% of the shares in NAN from Boliden AB. After this additional acquisition the Company holds 74% of the shares and votes in NAN. The Company's income statement includes NAN operations with 37.1% for 2004 and with 38.35% for 2003.
CONTENTS
01 Highlights	28 Management's Report
02 Letter from the President	28 Auditors' Report
03 Operations 2004	29 Consolidated Balance Sheets
08 Mineral Reserves and Resources	30 Consolidated Statements of Operations
10 Company Information	31 Consolidated Statements of Changes in
11 Board of Directors, Senior	Shareholders' Equity
Executives and Auditors	32 Consolidated Statements of Cash Flow
13 Share Information	33 Notes to the Consolidated Financial
15 Environment, Health and	Statements
Safety	39 Supplementary Notes to the
16 Base Metals Outlook	Consolidated Financial Statements
22 Management's Discussion	40 Corporate Directory
and Analysis

Photographer: Petter Koubek, Örebro, Sweden
Design: Lundin Mining Corporation

Letter from the President

April 5, 2005

Dear Shareholders,

As most of you know 2004 was the year Lundin Mining took a big step into the mining industry.

In May 2004, the company issued 20 million shares to raise a total of CAD 160 million to acquire the Zinkgruvan Mine, a zinc, lead and silver producing mine located about 200 kilometers southwest of Stockholm, Sweden. The mine has been producing on a continuous basis since 1857 and has consistently ranked in the lowest cost quartile among zinc mines in the world. On August 12, 2004 the Company changed its name from South Atlantic Ventures Ltd. to Lundin Mining Corporation.

With the aspiration to enhance liquidity, Lundin Mining was transferred from the TSX Venture Exchange to the Toronto Stock Exchange in August 2004 and the Depository Receipts were listed on the O-list at Stockholmsbörsen in December, 2004.

After the acquisition of Zinkgruvan, the Company continued to look for new opportunities within the mining industry. On December 8, the Company closed an agreement with Silver Wheaton Inc., whereby the Company agreed to sell all of its silver production from Zinkgruvan to Silver Wheaton in consideration for an upfront cash payment of USD 50 million, 6 million Silver Wheaton shares (post-consolidation) and 30 million share purchase warrants (each 5 warrants plus a payment of CAD 4.00 entitles the holder to purchase one Silver Wheaton common share up to and including August 5, 2009), plus a payment equal to USD 3.90 per ounce going forward. The Company agreed to deliver a minimum of 40 million ounces of silver over a 25 year period. After this transaction, the Company's cash position became strong and on December 30, 2004, it was decided to acquire Boliden AB's shares in North Atlantic Natural Resources AB (NAN). The consideration amounted to 2,176,800 newly issued shares in Lundin Mining. NAN's main asset is the Storliden copper/zinc mine located in the historic Skellefte mining district in Sweden, producing around 300,000 tonnes of ore per year. Following the acquisition of Boliden's shares, the Company held a total of 23,117,000 shares of NAN, corresponding to 74.0 percent of the share capital and votes. Hence, the acquisition resulted in Lundin Mining becoming subject to the rules for mandatory offers in Sweden. On January 21, 2005, the Board of Directors of Lundin Mining made a public offer to all holders of shares in NAN by offering 1newly issued Depository Receipt in Lundin Mining for each 5.3 shares in NAN, or SEK 10.75 for each share in NAN.

The incorporation of NAN into Lundin Mining will result in a company with a stronger production profile in Europe based on production from both the Zinkgruvan and Storliden mines. Further, the incorporation will result in strong operating cash flow, facilitating continued aggressive exploration in and around the Skellefte mining district – one of the most important mining districts in Europe for copper and zinc – the Bergslagen district and the Norrbot-ten mining district of northern Sweden as well as other potential areas of interest. The acquisition of NAN will also bring a dedicated professional team of explorationists skilled in finding new mines for the Company.

A strong cash flow will also provide excellent prospects for internal growth as well as further acquisitions. As a result of this, the Company, in March, 2005, announced a merger with ARCON International Resources which owns the Galmoy zinc and lead mine in Ireland. Galmoy, a high grade, low cost mine, produced approximately 69,000 tonnes of zinc and 15,000 tonnes of lead for the year ended December 31, 2004 . The merger will be effected by means of an offer made by Lundin Mining to acquire all of the outstanding and to-be-issued shares of ARCON. The merger, valuing ARCON at USD 122.7 million, will create a diversified, mid-tier European base metals producer with aggregate annual production of approximately 152,000 tonnes of zinc and 46,000 tonnes of lead (based on 2004 production figures) as well as copper and silver production and a substantial exploration portfolio. The Company will be one of Europe's largest zinc producers. With commodity prices, especially copper, lead and zinc, at record high levels, the future looks bright for Lundin Mining.

On behalf of the Board, the management team and employees, I wish to thank you, our shareholders, for your support during this exciting year.

Sincerely yours,

Edward F Posey,
President

Loading of zinc/lead/silver ore taking place at approximately 850 metres below surface at the Zinkgruvan mine in southern Sweden. During 2005, more than 800,000 tonnes of ore will be mined at Zinkgruvan.

The truck carrying the ore to the crushing station is operated by one of approximately 40 contractors working at the mine, in addition to the more than 280 people directly employed at Zinkgruvan. This makes Lundin Mining the single largest private employer in the municipality of Askersund, Sweden.

A view from the top of the ore treatment plant at Zinkgruvan. The mine has been in continous production since 1857. The present day mill was constructed in 1976 and underwent a major modernization program during the early 1990s.

THE ZINKGRUVAN MINE

Lundin Mining transformed itself into a significant base metals producer with a clear European focus through the acquisition of the Zinkgruvan Mine in southern Sweden. The acquistion of Zinkgruvan, a mine previously owned and operated by Rio Tinto, was completed on June 2, 2004 and the income statement of Lundin Mining hence incorporates the operations at the Zinkgruvan mine from that date.

The Zinkgruvan Mine is a unique asset with an estimated remaining mine life of somewhere between at least 15 and 20 years, a low cost production and access to an excellent infrastructure.

The annualized production of the underground mining operation at Zinkgruvan will amount to more than 800,000 tonnes of ore going forward. Due to production problems that arose during the second quarter of 2004 and persisted into the third quarter, production during 2004 amounted to 734,000 tonnes of ore. The reason for the production problems in the mine was blockage of ore and waste passes. Those problems have been dealt with; a new ore pass will be constructed during 2005 and a new transportation route was developed and is being utilized until the new ore pass is operational.

During the year, production from the Zinkgruvan mine totalled 61,547 tonnes of zinc, 31,448 tonnes of lead and 2,038,291 ounces of silver.
During 2004, the ore milled from the Zinkgruvan mine contained on average 9.3% zinc, 6.2% lead and 118.4 grams silver per tonne.

5
A view of the area surrounding the Storliden mine. The mine, located in the Skellefte mining district in northern Sweden, was discovered in 1998 and put into production in 2002 by NAN.

THE STORLIDEN MINE

North Atlantic Natural Resources AB (NAN), a company in which Lundin Mining during most of 2004 owned approximately 37.1% of the shares, owns 100% of the Storliden Copper-Zinc mine outside of the town of Malå in the Skellefte Field in northern Sweden.

The mine at Storliden was put into production in the spring of 2002 and is estimated to have ore reserves and mineral resources to warrant approximately 3 years of additional production.

During 2004 approximately 287,000 tonnes of ore from the underground mine at Storliden was processed at the mill belonging to Boliden Area Operations in the town of Boliden. The production amounted to 22,348 tonnes of zinc and 8,254 tonnes of copper.

Mining operations from the three main zones of the Storliden mine – East, West and Central – are proceeding at normal rates and it is anticipated that approximately 300,000 tonnes of ore will be treated in 2005 at higher average grades (3.5% copper and 10% zinc) than processed in 2004 (3.1% copper and 8.4% zinc).
Two workers at the Zinkgruvan mine take the main elevator down to 850 metres below surface to start their working day.

Underground drilling at the Zinkgruvan Mine.

EXPLORATION

During 2004, exploration activities of Lundin Mining have focused on three core areas: the Kiruna mining district in Norrbotten in northern Sweden, the area in and around the Zinkgruvan mine and the area in and around the historic Skellefte mining district.

The Norrbotten area

Lundin Mining is the single largest holder of exploration permits in Norrbotten, with permits encompassing approximately 117,000 hectares. The exploration activities along the "Kiruna break" are focused on finding iron oxide copper/gold ("IOCG") deposits of the same type as, for example, the Olympic Dam deposit in Australia.

During the period of December 2003 through April 2004, 26 holes were drilled in the Discovery Zone at Rakkurijärvi. The mineralisation at Rakkurijärvi contains encouraging grades of copper and gold, and an extensive drill campaign is under way during the first and second quarter of 2005 in order for the Company to better define the extent of the mineralisation.

Apart from the Discovery Zone at Rakkurijärvi, numerous exploration targets exist at the Norrbotten copper/gold project and some of them have been tested during the latter part of 2004 – including Ailatis, located 8 kilometres west of Rakkurijärvi.

The Zinkgruvan mine area

Numerous exploration targets exist at the Zinkgruvan mine, both in mine/near mine and further away from the existing mining operations. After having acquired the mine in June of 2004, Lundin Mining immediately started to plan for an extensive exploration campaign. Drilling conducted during 2004 served to gain new structural and stratigraphical data that will be incorporated in the geological model of the area and to further define and extend the mineralization. Two exploration drifts were also driven in the Cecilia and Burkland areas in order to allow for diamond drilling to enlarge and upgrade the known resources.

The Skellefte mining district

Through the acquisition of NAN, Lundin Mining will add a highly prospective portfolio of exploration targets in and around the Skellefte mining district. During 2004, NAN's exploration activities have focused at trying to find further mineralisation around the existing Storliden mine and to further explore the Copperstone project and the Lappvatt-net nickel project.

Equipment used for exploration drilling at the Rakkurijärvi target in the Kiruna Mining District of northern Sweden. Due to wet conditions in the area, the majority of the exploration drilling is undertaken during the part of the year in which the ground is frozen.

Work in progress at the Storliden Mine.

Mineral Reserves and Resources

Zinkgruvan
	Tonnes	Zinc	Lead	Silver
The Zinkgruvan Mine, December 31, 2004	(000s)	(%)	(%)	(g/t)
Mineral Reserves
Proven	7,183	10.0	5.3	109
Probable	1,627	9.3	2.8	68
Total	8,810	9.9	4.8	101
Mineral Resources
Measured	1,069	7.8	1.5	34
Indicated	1,044	9.5	3.4	82
Total	2,113	8.6	2.5	58
Inferred	8,164	9.9	4.2	101

As of December 31, 2004, the Proven and Probable Mineral Reserves at the Zinkgruvan Mine were 8.81 million tonnes grading 9.9% zinc, 4.8% lead, and 101 grams per tonne silver. The Mineral Reserves were calculated by the Zinkgruvan Mine staff according to the rules of Canadian National Instrument 43-101, for reporting Mineral Reserves and Mineral Resources.

The Mineral Reserves are reported separate from Mineral Resources.

The Mineral Reserves and Resources of the Zinkgruvan Mine are based on a database consisting of approximately 2000 drill holes. The main part of the Mineral Reserve was calculated using a block model employing the ordinary Kriging Method. The Mineral Resource calculation employed mainly the Polygon Method. An economic cutoff value of 250 SEK (Swedish Kronor) was used when converting Mineral Resources to Mineral Reserves. For the Burkland deposit in the Knalla area of the mine, a mining recovery of 95% was used with 3% mining loss, 12% wall-rock and 3% backfill dilution. For the remaining Nygruvan deposit, a mining recovery of 95% was used with 5% mining loss and 20–25% dilution.

A copper deposit exists in the structural hanging wall of the Burkland ore deposit consisting of copper in the form of disseminated and stockwork chalcopyrite hosted in dolomitic marble. The resource estimate for this deposit is calculated as:
The Zinkgruvan Mine Copper	Tonnes	Copper	Zinc	Lead	Silver
Deposit, December 31, 2004	(000s)	(%)	(%)	(%)	(g/t)
Mineral Resources
Indicated	2,707	3.1	0.5	0.0	48
Inferred	850	3.3	0.2	0.0	41

The Company reports that 20,000 meters of underground drilling is planned for 2005, part of which will be used to define additional Mineral Resources as well as convert existing Mineral Resources to the Mineral Reserve category. In order to complete this drilling an additional 190 meters of underground development will be completed to provide appropriate drill stations.

The Qualified Persons responsible for the Zinkgruvan Mineral Reserve and Resource calculations were Per Hedström and Lars Malmström, members of the Zinkgruvan Mine staff and members the Australian Institute of Mining and Metallurgy.

Storliden
	Tonnes	Zinc	Copper	Gold	Silver
The Storliden mine, December 31, 2004	(000s)	(%)	(%)	(g/t)	(g/t)
Mineral Reserves
Proven	726	10.3	3.6	0.3	25.0
Probable	119	8.0	3.2	0.3	24.3
Total	844	10.0	3.6	0.3	24.9
Mineral Resources
Measured	250	3.0	2.3	0.4	30.9
Indicated	110	3.0	2.2	0.5	32.6
Total	360	3.0	2.2	0.4	31.4
Inferred	25	2.0	2.3	0.6	44.2

As of December 31, 2004, the Proven and Probable Mineral Reserves at the Storliden Mine were 844,000 tonnes grading 10% zinc, 3.6% copper, 0.3 grams per tonne gold and 25 grams per tonne silver. The Mineral Reserves were calculated by Mr. Adam Wheeler, an independent mining consultant based in Cornwall, England, according to the standards of Canadian National Instrument 43-101, for reporting Mineral Reserves and Mineral Resources.

The Mineral Reserves are reported separate from an additional 360,000 tonnes of Measured and Indicated Mineral Resources.

For the three years of production from June 2002 to December 2004, the Storliden Mine has produced a total of 752,000 tonnes of ore, with an average grade of 10.1% zinc and 3.6% copper. This has enabled the production of 128,500 tonnes of zinc concentrate and 86,500 tonnes of copper concentrate. A small amount of gold and silver has also been produced grading 0.6g/t Au and 34g/t Ag.

Adam Wheeler estimated the Mineral Resources and Mineral Reserves for Storliden from a database of diamond drillhole information collected by NAN, with input from Boliden and NAN geologists. The deposit has been defined by 583 drill holes. The overall mineral resource estimate employed a block model created in the Datamine software package. Grade interpolation was performed using the Inverse Power of Distance Squared (ID2) method for the following metals: copper, zinc, gold, silver.

The resource model calculations by Mr. Wheeler are based on an updated survey of mining operations as of December 31, 2004 and a cut-off value of SEK 150 per tonne based on a zinc price of USD 1,102 per tonne, a copper price of USD 2,491 per tonne, a gold price of USD 350 per ounce and a silver price of USD 5.00 per ounce. The minimum mining width was 5 metres except for certain extremities of the ore deposit where 4 metres was used. Mining recovery varies from 100% to 95% and unplanned dilution as high as 8% has been applied, depending on the mining method proposed for each section of the orebody.

The Qualified Person responsible for these calculations is Mr. Adam Wheeler, C. Eng, Eur. Ing, MIMM, an independent mining consultant. Adam Wheeler completed the majority of the initial geological modelling work during the first half of 2004. The updated resource and reserve estimation work was completed during February 2005. The work has been completed with assistance from both NAN and Boliden technical personnel. This work also involved numerous visits to the mine itself. For the development of the life-of-mine planning study used in the calculation of reserves, Adam Wheeler was also assisted by Dr. R. Dowdell (C.Eng, MIMM), also an independent mining consultant based in Cornwall, England.

Company Information

Mission

Lundin Mining's mission is to explore for and extract minerals in a cost-efficient and environmentally responsible manner, through wholly-owned subsidiaries and affiliated companies. A balance between exploration and producing assets will be achieved and maintained through internally developed and acquired assets.

Vision

Lundin Mining's vision is to maximise shareholder value through building a significant mineral exploration and mining company primarily focused on the Nordic region and Europe.

Strategy

In order to realise Lundin Mining's vision, the Board of Directors has decided to pursue the following strategy:

– evaluate existing exploration projects as efficiently as possible;

– acquire exploration rights for land areas known to contain mineral deposits;

– become a joint venture partner in exploration and producing projects deemed commercially viable;

– acquire undervalued producing assets with low cash costs that fit into the Company's geographical focus.

Dividend policy

There are no restrictions preventing the Company from paying dividends. However, the Company has not paid dividends on its common shares in the last five years and it has no present intentions of paying any dividends on its common shares, as it anticipates that all available funds will be invested to finance the growth of its business. The directors of the Company will determine if and when dividends should be declared and paid in the future, based on the Company's financial position at the relevant time.

Legal structure as at December 31, 2004

Lundin Mining Corporation, the parent company registered in Canada, owns all of the outstanding shares in South Atlantic (Bermuda) I Ltd., which owns all of the outstanding shares in South Atlantic (Bermuda) II Ltd., South Atlantic (Bermuda) IV Ltd., South Atlantic (Norrbotten) Ltd. and South Atlantic (Finland) Ltd., each company organised under the laws of Bermuda.

South Atlantic (Bermuda) II Ltd. owns 11.58 million shares, corresponding to 37.1 percent of the shares, in NAN, a company incorporated in Sweden and listed on the O-list at Stockholmsbörsen. South Atlantic (Bermuda) IV Ltd. owns all of the outstanding shares in Vazante Mineração Ltda., a dormant company organised under the laws of Brazil.

Further, Lundin Mining Corporation owns all of the outstanding shares in Lundin Mining AB, which owns all of the outstanding shares in North Mining Svenska AB and Lundin Mining i Norrbotten AB. North Mining Svenska AB owns all of the outstanding shares in Zinkgruvan Mining AB, which owns 99.9 percent in the Swedish partnership South Atlantic in Norrbotten HB. Lundin Mining i Norrbotten AB owns the remaining 0.1 percent in South Atlantic in Norrbotten HB.

Following the acquisition of 11.54 million NAN shares from Boliden at December 30, 2004, the Company holds, including Lundin Mining AB's holding of 36.9 percent, a total of 23.12 million shares of NAN, corresponding to 74.0 percent of the share capital and votes.

Board of Directors, Senior Executives and Auditors	11

Board of Directors

Lukas H. Lundin Chairman
Born 1958. Board member since 1994.
Other board duties: Chairman of Tanganyika Oil Company Ltd., Tenke Mining Corp. and Canadian Gold Hunter Corp., board member of North Atlantic Natural Resources AB, Lundin Petroleum AB, Vostok Nafta Investment Ltd., Valkyries Petroleum Corp., Redback Mining Inc., International Uranium Corporation and Atacama Minerals Corp. Bachelors Degree in Engineering from New Mexico Institute of Mining and Technology, USA.
Shares in Lundin Mining: 86,416. Incentive stock options: 0.

Adolf H. Lundin Director
Born 1932. Board member since 2004.
Other board duties: Chairman of Vostok Nafta Investment Ltd., honorary chairman of Lundin Petroleum AB and board member of Tenke Mining Corp.
Master of Science degree (Department of Engineering) from the Royal Institute of Technology, Stockholm. Master of Business Administration degree from Centre d'Etudes Industrielles, Geneva.
Shares in Lundin Mining: 01. Incentive stock options: 0.

Pierre Besuchet Director
Born 1933. Board member since 1994.
Diploma from Commercial School, Lausanne and from American Institute of Banking, New York. Shares in Lundin Mining: 157,400.
Incentive stock options: 0.

John H. Craig Director
Born 1947. Board member since 2003.
Other board duties: International Uranium Corporation, Tenke Mining Corp., Canadian Gold Hunter Corp., Tanganyika Oil Company Ltd. and Atacama Minerals Corp. Bachelor of Administration and Law from the University of Western Ontario.
Shares in Lundin Mining: 0. Incentive stock options: 20,000.

Brian D. Edgar Director
Born 1950. Board member since 1994.
Other board duties: Pender Financial Group Corporation, Dome Ventures Corp., Valkyries Petroleum Corp., Lexacal Investment Corp. and White Knight Resources Ltd. Law degree and Arts degree from University of British Columbia, Vancouver.
Shares in Lundin Mining: 10,000. Incentive stock options: 0.

William A. Rand Director
Born 1942. Board member since 1994.
Other board duties: Board member and President of Dome Ventures Corp., board member of Pender Financial Group Corporation, Canadian Gold Hunter Corp., International Uranium Corporation, Lexacal Investment Corp., Lundin Petroleum AB, Tanganyika Oil Company Ltd., Tenke Mining Corp. and Valkyries Petroleum Corp.
Commerce degree (Honours Economics) from McGill University. Law degree from Dalhousie University. Master of Law degree in International Law from the London School of Economics.
Shares in Lundin Mining: 25,548. Incentive stock options: 0.

Edward F. Posey President, Director President of NAN.
Born 1943. Board member since 1996.
Other board duties: Cortex Mining and Exploration Company Inc.
Bachelors Degree in Mining Geophysics from the University of Utah, Salt Lake City, USA.
Shares in Lundin Mining: 119,166. Incentive stock options: 100,000.

Board committees

The members of the audit committee are Lukas H. Lundin, John H. Craig and William A. Rand. The Company has no other committees of the Board of Directors.

_____________

1.    On December 31, 2004, Ellegrove Capital Ltd. and Abalone Capital Ltd. held 5,148,360 and 413,250 shares in Lundin Mining, respectively. Ellegrove Capital Ltd. and Abalone Capital Ltd. are investment companies wholly-owned by a trust whose settlor is Adolf H. Lundin.

Management

Edward F. Posey President, see Board of Directors. Employed by Lundin Mining since 1996.

Karl-Axel Waplan Executive Vice President of Operations Born 1951. Employed by Lundin Mining since 2004. M.Sc. in Mechanical Engineering from the Royal Institute of Technology, Stockholm, Sweden.
Shares in Lundin Mining: 1,000. Incentive stock options: 100,000.

Wanda Lee Chief Financial Officer (Certified General Accountant)
Born 1959. Employed by Namdo since 1995.
Diploma from British Columbia Institute of Technology, Vancouver. Shares in Lundin Mining: 25,100.
Incentive stock options: 20,000.

Lars-Gunnar Huldt Finance Manager
Born 1954. Employed by Lundin Mining since 2004. Master's Degree in Business and Economics from the University of Linköping, Sweden.
Shares in Lundin Mining: 0. Incentive stock options: 45,000.

Jean R. Florendo Corporate Secretary Born 1963. Employed by Namdo since 1995. Diploma from Capilano College, Vancouver. Shares in Lundin Mining: 10,000.
Incentive stock options: 20,000.

Auditor

Edward G. Williams Chartered Accountant
Born 1942. Partner, Deloitte & Touche LLP Vancouver, British Columbia, Canada Lundin Mining's auditor since 1994.

Board of Directors; membership and operating procedures

The Board of Directors of Lundin Mining consists of seven members appointed at the annual shareholders' meeting. There are, among these members, persons connected to Lundin Mining's major shareholders, the Lundin Family, as well as three independent persons. The Managing Director is a board member. At board meetings some of the Company's employees take part submitting reports. During the reporting period the Company held nine board meetings. The Managing Director provides the Board with monthly written reports on the Company's activities. At the board meeting held on June 11, 2004, following the annual general meeting, Lukas H. Lundin was appointed Chairman.

At the Board meeting held on October 6, 2004, Adolf H. Lundin was confirmed as a new Director of the Company.

The members of the Audit Committee are Lukas H. Lundin, John H. Craig and William A. Rand (Chairman). The Company has no other committees of the Board of directors.

Share Information	13

Share capital

Lundin Mining's registered share capital as at December 31, 2004, amounted to CAD 206,220,120 distributed among 33,419,271 shares without par value. All shares outstanding are common shares and carry equal rights to vote and participate in Lundin Mining's assets and earnings. Since the initial formation of Lundin Mining, the Company's share capital has developed as shown below.
		Change in	Total number	Net change in	Total net
Year	Transaction	number of shares	of shares	share capital, CAD	share capital, CAD
1994	Initial formation of the Company	20,348,575	20,348,575	3,260,897	3,260,897
1995	Exercise of options	1,124,000	21,472,575	248,780	3,509,677
	Exercise of warrants	1,188,300	22,660,875	390,969	3,900,646
1996	Exercise of options	80,000	22,740,875	27,000	3,927,646
	Exercise of warrants	1,580,000	24,320,875	1,184,000	5,111,646
	Private placement	3,000,000	27,320,875	4,702,500	9,814,146
1997	Exercise of options	100,000	27,420,875	35,000	9,849,146
	Acquisition of subsidiary	1,250,000	28,670,875	1,125,000	10,974,146
1998	Exercise of options	5,000	28,675,875	2,750	10,976,896
1999	Conversion of debt[1]	2,686,369	31,362,244	1,208,866	12,185,762
2000	Exercise of options	17,500	31,379,744	9,625	12,195,387
	Private placement	3,000,000	34,379,744	1,340,000	13,535,387
2001	Private placement	3,000,000	37,379,744	780,000	14,315,387
2002	Reverse split 1:6	–31,149,787	6,229,957	–	14,315,387
	Private placement[2]	1,480,000	7,709,957	2,860,000	17,175,387
2003	Exercise of options	54,000	7,763,957	113,400	17,288,787
	Exercise of warrants	12,500	7,776,457	28,125	17,316,912
	Private placement[2]	2,000,000	9,776,457	9,700,000	27,016,912
2004	Exercise of options	380,000	10,156,457	798,000	27,814,912
	Exercise of warrants	25,000	10,181,457	56,250	27,871,162
	New share issue without preferential rights[3]	20,000,000	30,181,457	151,000,000	178,871,162
	Shares issued for acquisition expense[4]	171,300	30,352,757	1,370,400	180,241,562
	Acquisition of mineral property	187,214	30,539,971	655,249	180,896,811
	Cumulative effect of change in accounting policy	–	30,539,971	52,713	180,949,524
	Transfer of contributed surplus on exercise of options	–	30,539,971	353,400	181,302,924
	Adjustment share issue costs	–	30,539,971	697,851	182,000,775
	Exercise of warrants	702,500	31,242,471	1,580,625	183,581,400
	Shares issued for acquisition of shares in NAN[5]	2,176,800	33,419,271	22,638,720	206,220,120
	Subtotal	–	33,419,271	–	206,220,120
2005	Shares issued following offer to NAN shareholders[6]	1,532,775	34,952,046	16,744,034	222,964,154
	Total	–	34,952,046	–	222,964,154

1    The shares were issued to settle CAD 1.21 million of outstanding indebtness.

2.    The private placements were directed towards institutions and the general public in Europe and North America. The private placement in 2002 had a subscription price of CAD 2 per share and the private placement in 2003 had a subscription price of CAD 5 per share.

3.    The new share issue without preferential rights in 2004 was directed towards institutions and the general public in Europe and North America. The subscription price was CAD 8.00 per share.

4.    The shares were issued in relation to the acquisition of Zinkgruvan.

5.    Shares issued as payment in relation to the acquisition of Boliden's shareholding in NAN.

6.    Assuming the pending Offer be fully accepted with payment in Lundin Mining shares.

Trading in Lundin Mining Shares and Depository Receipts

The shares in Lundin Mining have been listed on the Toronto Stock Exchange in Canada since August 12, 2004. Prior to the listing on the Toronto Stock Exchange the shares were traded on the TSX Venture Exchange since 1994. The Company's Depository Receipts have been listed on the O-list at Stockholmsbörsen since December 3, 2004. Prior to the listing on the O-list at Stockholms-börsen, the Depository Receipts were traded on Nya Marknaden at Stockholmsbörsen since December 12, 2003. Out of Lundin Mining's total outstanding shares of 33,419,271, 11,713,217 shares were traded as Depository Receipts on the O-list at Stockholmsbörsen as at December 31, 2004. The graphs to the right show the development of the share price from January 1, 2001 and the price of Depository Receipts from December 12, 2003, up until April 5, 2005.

Lundin Mining's Incentive Scheme

Lundin Mining operates an employee incentive scheme based on stock options which entitle the option holder to acquire shares in the Company. Under the stock option plan (the "Plan"), 3,000,000 shares are made available for the Company to grant incentive stock options to certain directors and employees of the Company. The number of common shares reserved under the stock option plan was based on 10 percent of the issued and outstanding share capital of the Company. The term of any option granted will be fixed by the Board of Directors and may not exceed 10 years from the date of grant.

At December 31, 2004, there were 2,193,500 options available for future grant under the Plan. As at December 31, 2004, there were 205,000 options outstanding with an exercise price of CAD 5.00 per share with a duration up to December 4, 2005 (stock options 2003/2005) and 100,000 options outstanding with an exercise price of CAD 7.75 per share with a duration up to July 8, 2006 (stock options 2004/2006:1). During 2004, 67,500 options were also allotted with an exercise price of CAD 8.50 per share with a duration up to October 5, 2006 (stock options 2004/2006:2). Assuming exercise of all outstanding incentive stock options, the number of shares in Lundin Mining will increase by 372,500 shares.

Authorised securities

Lundin Mining is authorised to issue an unlimited number of common shares without nominal or par value and one special share without nominal or par value.

Ownership structure

The ownership structure in Lundin Mining based on public information as per December 31, 2004, is shown in the table below.

		Percentage of
Holders of shares as at December 31, 2004	Number of shares	share capital/votes, %
Ellegrove Capital Ltd.[1]	5,148,360	15.4
Boliden AB2	2,176,800	6.5
JP Morgan Chase Bank	1,000,000	3.0
Goldman Sachs International	940,050	2.8
GMO Foreign Fund	915,100	2.7
HQ Sverigefond	818,400	2.4
GMO Erisa Pool	760,500	2.4
Bank of New York	514,800	1.6
Abalone Capital Ltd.[3]	413,250	1.2
State Street Bank and Trust Co	337,600	1.0
Other shareholders	20,394,411	61.0
Total	33,419,271	100.0

1.    Ellegrove Capital Ltd. is an investment company wholly-owned by a trust whose settlor is Adolf H. Lundin.

2.    On March 8, 2005, Boliden AB informed that it had sold all of its shares in Lundin Mining to an Accredited Investor.

3.    Abalone Capital Ltd. is an investment company wholly-owned by a trust whose settlor is Adolf H. Lundin.

Environment, Health and Safety	15

General Principles

The mining industry is a major contributor to the material needs and economic health of the industrialised world. The development of mineral resources can generate substantial wealth and become a catalyst for economic development, mineral production, processing and marketing. When this process takes place it must be done keeping in mind the natural environment from which this was derived.

It is Lundin Mining's policy to explore for and extract mineral resources while at the same time demonstrating that the entire sequence of events leading to success are compatible with the preservation of the natural environment. Lundin Mining is totally committed to managing its activities in an environmentally responsible manner. In order to accomplish these objectives, Lundin Mining will comply the utmost with applicable legislation and environmental requirements while striving for maximum best practices. All company activities are planned and managed to minimise the effect on the environment.

When necessary, reclamation and restoration of disturbed sites will be accomplished in the most rapid and efficient manner possible. Lundin Mining will train and support its personnel to fullfill environmental responsibilities and work closely with local communities taking into account environmental concerns and economic needs. Use of energy and materials follows a strict policy of efficient use in all aspects of the Company's activities. As part of this work, an inventory of the use of energy is made on a yearly basis. A safe working environment and healthy staff is necessary for a good work environment and controls to accomplish this are made continuously.

The objectives of Lundin Mining are:

1.    To adequately test the ground held under exploration permits.

2.    To cooperate with landowners in the area.

3.    To minimise disruption to landowners, wildlife, livestock, vegetation and the land.

4.    To rectify any damages caused by exploration or mining.

Zinkgruvan Mine

Safety awareness and safe behaviour have been the focus the last few years as a way to further reduce the number of accidents. Six Lost Time Injuries occurred during 2004, contractors included, resulting in an frequency of 11.7 injuries per 1 million working hours. This satisfactory number is the lowest LTIFR number ever in Zinkgruvan's history. The objective is to reach zero lost time incidents.

The Company has, according to the County Environment Authority (CEA), exceeded the limit set out for dusting from the tailing pond. The case has been transferred to the public prosecution authority for examination. The CEA proclaimed a penalty of a 500 KSEK fine unless sufficient actions to avoid dusting were taken. Following a very cold, dry and windy period in December, when only 10% of the spray water equipment for dust suppression could be operated, Zinkgruvan Mining AB (ZMAB) gave notice of two occasions when dusting occured to the CEA. At this point the CEA also decided to forward this event to the Environmental Court for further handling.

ZMAB has delivered a revised rehabilitation plan considering the financial surety for mine closure to the Environment Court. The rehabilitation plan comprises results from a characterisation study which shows that Zinkgruvan tailings are considered to be NNAG (Non Net Acid Generative). Based on that fact ZMAB considers a simple cover to be sufficient for an efficient rehabilitation of the tailings storage.

Storliden mine

The Storliden mine, owned by Lundin Mining through its subsidiary NAN, has been in production since April 2002 and is mined according to permission by the Environmental Court in Umeå and according to Environmental Protection Law 1969:387. In connection with the mine startup, Boliden Mineral AB was appointed contractor for mining and given responsibility for health and security. NAN has the responsibility for the external environment, even though Boliden carries out most of the work by order of NAN.

The work with health and security which Boliden is responsible for as contractor rests on preventative health-care and their long experience from mining. The demand for meeting the rules are continuously sharpened both from authorities and internal follow-up. The resulting figures for 2004 are four near-accidents including sub-contractors. Any incident with absence due to illness is not reported.

During 2004, a few transgressions of the standard value of suspended solids in water have occurred, this in connection with filter replacement or cleaning the sedimentation-ponds. No transgression of the standard value for total nitrogen has occured during 2004 since different explosives were replaced during 2003. A restoration plan must be delivered to the Environmental Court in Umeå for reconsideration by April 2007.

Base Metals Outlook

By Magnus Ericsson, president of Raw Materials Group, a globally leading mineral economics consultancy based in Stockholm.

Disclaimer: This article has been prepared by Raw Materials Group (RMG). It is intended for information purposes only. The information is obtained from sources that RMG believes are reliable but RMG do not represent or warrant that it is accurate or complete. The views presented are subject to change. RMG or its staff accepts no liability whatsoever from the use of this information.

Sweden – leading mining country in Europe

During the last decades global mining has relocated towards developing countries, generally south of the equator. But even if European mining has been declining it is not vanishing. On the contrary, in the periphery of the region mining is and will continue to be an important industry. It generates important jobs and supplies European consumers with metals. The countries surrounding the Baltic, i.e. Sweden, Finland, Poland and the northwestern parts of Russia, is the most important mining area in Europe. Ireland is another and more recent mining country. They will all continue to develop and prosper from exploration and mining. The Iberian Peninsula and Bulgaria, Romania and possibly Serbia/Macedonia in the south eastern corner of central Europe are areas where mining activities might develop if local conditions including legislation, taxation, government support and public attitudes become favourable. Sweden and Finland, together with Poland, are in the forefront of these areas and will remain the leading mining countries of Europe for many years to come.

In Sweden and Finland the exploration activity is booming while in Poland there is almost no green field exploration under way. Two new mines have been started in Sweden in recent years: Storliden zinc mine, Svartliden gold mine. Additional new mines are planned for the next year in both Sweden and Finland. Most of the European new projects are concentrated in the Nordic countries.

Exploration spending in the Nordic countries has been expanding during the two last years and has been fairly stable even during previous years, when global exploration expenditure was decreasing rapidly. The main reasons for this continued interest in Sweden and Finland are:

–Exciting and underexplored geology.

–Extensive geological databases easily and cheaply accessible.

–A long mining tradition based on a series of world class deposits found and exploited.

–Favourable, modern and stable mining and environmental legislation.

–High labour productivity and attractive tax situation.

–Positive attitude among politicians and the public towards mining.

Exploration in the Nordic countries accounted for over 90% of all exploration in Europe (excluding Russia and other European CIS countries) in 2004. Over 30 million Euros are planned for exploration expenditure in Sweden in 2005 an increase of some 20–25% over 2004 figures.

Long term demand trends

Global mining has had a rough going for some 25 years. Metal prices peaked in the mid 1970s after an extended period of upward trending from after the Second World War through the 1950s and 60s. The oil price shocks and the decreasing intensity of use in mature economies of Western Europe, North America and later Japan coincided to start this negative spiral. The collapse of the Soviet Union made the situation worse.

But the tide has changed and analysts now claim that today is the beginning of a new commodity boom period. This phenomena has been dubbed a "super-cycle". It is said that the present upturn is not just another cycle in the boom-bust pattern but the start of a new era. Not that cycles are gone but that the underlying trend has changed to upwards again.

What is the likelihood of these optimistic projections being correct? Which are the underlying driving forces?

China

China and Chinese metal demand has become the mantra of all metals analysts. China's economy has quickly and unprecedentally moved into a phase of fast economic development fuelled to a large extent by urbanisation and the quick expansion of the country's infrastructure: roads, railways and power supply as well as an increasing personal consumption due to an improved standard of living.

But how long will this economic performance last? Every observer agrees that double digit growth rates are

Copper

Price

In the first quarter of 2004 most analysts projected copper prices to peak during the year at levels below 2,500 USD/t. A year later, in March 2005 the picture remains more or less the same: A peak later in the year (2005) followed by another strong year (2006). The only difference is the price level has moved up another notch. Average prices are believed to remain on or around 3,000 USD/t perhaps even into 2006. A soft landing around 2,400 USD/t is expected in 2006/2007. Stocks fell continuously in 2004 and were at such low levels in the end of the year that the 2004 average dropped to 3.6 weeks compared to roughly twice that in 2003. This is the lowest level in 15 years. Copper contract TC/RCs were at historically low levels in 2004 but have risen sharply in 2005 negotiations to 85 USD/t reflecting improved concentrate supply.

Demand

Copper is used in a wide range of products important for both industry and private consumption. Wiring either for construction or in electronic products is the main use of copper. Copper's excellent heat transfer capability is the foundation for another set of usages in auto radiators and air conditioners both in vehicles and buildings. The anti-corrosion properties of copper is used in water pipes.

Copper consumption of the world dropped dramatically (almost 10%) between 2000 and 2002. Since then consumption has grown with 16 per cent. The growth rate is expected to slow down but still be some 10–11% in the next 3 years. Western Europe accounts for 24% of global demand and China for 19%. The expansion of China's power industry which takes roughly half of all Chinese copper will continue and be a dominant factor keeping consumption at high levels.

Production

The extended period of low prices during the late 1990s and early 2000s forced large mergers among major copper producers. It is easier for these larger entities to adjust production according to demand and avoid over production in times of low prices. Furthermore copper capacity increases have been small in the last couple of years after a massive expansion period in the 1990s. In recent years production has not increased as dramatically as in that period. In 2004 however copper production grew by 5–6% and will continue at 6–7% in 2005 and 2006. Half of this projected increase will come from three major producers: BHP Billiton, Codelco and Phelps Dodge. High cost capacity, which was moth-balled during the period of low prices, such as the Gibraltar and Chino and Robinson mines in the US and Canada, will be reopened. Exploration is also being strongly stimulated both around existing mines and in greenfield locations such as the major new Turgoi deposit being developed in Mongolia. Further previously marginal projects could be revived adding more production capacity. The tight situation in concentrate markets of 2004 will therefore ease considerably in 2005 and 2006.

not sustainable. But the truth is nobody has ever seen such a quick growth under the specific political and economic conditions that prevail in China and nobody knows what will happen. And when Chinese growth possibly subsides there are others to take over: India, Indonesia and other countries in Asia. Indian metal consumption has grown rapidly albeit from a low level: copper consumption up 22% between 2001 and 2004; zinc consumption between 2000 and 2004 up 28%; and lead consumption in the same period up 26%. Finally it should not be forgotten that if there is only a "normal" growth rate in the rest of the world the total effect is staggering.

Population growth/urbanisation

The phenomenal growth in China's metal consumption stand on two legs:

–    The first is the growth in population with an income over 5,000 USD/year. This is considered a critical limit above which personal consumption increases quickly. A fridge, a washing machine, a car, an air conditioner – all these are items that a family with a growing income will buy and metal consumption will jump. Demographic projections of these income brackets in all of Asia show that this group will expand quickly in the coming decade. This trend is also linked to the relocation of people from rural to urban areas. At the same time it is possibly in the contradiction between the low standards of living for Chinese and Indian farmers and the young elite in the cities that the biggest danger to the present economic boom lies.

–    The second leg is the emphasis on infrastructure which demands a lot of metals.

Intensity of use

The amount of metals used for every unit of economic growth in society is a measure of the metals intensity of an economy. During consecutive stages of economic development the metal intensity varies. In early phases of development when infrastructure is built, metals intensity is high but at later stages when services get a more dominant role the intensity declines again. This was the trend in the late 1980s and 90s and it was predicted that the intensity of use would continue to decline in highly developed economies and that developing economies could bypass the metal intensive stages of development. But this has not been the case. Even if the amount of copper in a telephone has declined to only a fraction of what it used to be, this decline is more than made up for by the sheer growth in number of telephones used: every family has ten phones instead of earlier only one in Western Europe and North America. And China has proven that metals are still necessary for economic development.

Threats

A number of threats to this positive scenario could be identified:

–    The Chinese economy might crash as swiftly as it got going or any other unforeseen major political event could happen.

–    Substitution, i.e. replacement of metals by other products increase with higher prices.

–    Metal prices might increase too fast and dampen economic growth.

–    Metals run out.

–    Too many new deposits will be opened up and a situation of over supply develops. Or too few deposits are opened due to lack of investments into exploration and development and this could seriously hamper growth.

–    Energy prices soar and a situation like in the late 1970s is created.

All of these threats will not happen at the same time and none of them are likely to become a major threat to the positive base scenario that we see. The first catastrophe scenario cannot be ruled out, but it cannot be predicted either. Certainly substitution will take place and there will be periods of imbalance in the markets due to the erratic nature of finding and developing new mineral deposits. There will be pressures on metal consuming industries due to difficulties to pass on increased metal prices to their final customers but the underlying trend of growing metal consumption due to improving standard of living for a growing number of people around the world is stable and positive. There is no physical shortage of metals at least not on a global scale. Most elements are available in huge quantities in areas not explored so far, in particular if the bottom of the sea is included. Exploration will locate new deposits at greater depths or with lower grades than has been possible earlier. Technical innovation will make these new deposits mineable. Last and not least metals are not destroyed and often not even dissipitated. Today's waste heaps might become tomorrow's mines! Rising energy cost is one of the most serious threats to metal demand and metal prices.

The road ahead for the mining industry will not be as bumpy as it has been during many years. There will hiccups and metal prices will fall in periods. But on balance it seems as if the present upturn could become something more than just another cyclical peak. There are certainly many threats to the beginning super-cycle but there are plenty of evidence that it has already started and that it will last longer than what the industry has seen for several decades.

Lead

Price

Lead prices were hovering at and below 500 USD/t for four years until 2002. Together with other base metals, prices took off in the second half of 2003 and have since remained at levels higher than during the previous decade. The 2004 average lead price of 886 USD/t is 72% up on the 2003 level. For the next years most analysts see a similar development as for copper: 2005 possibly even better than 2004 and after that a decline but not to the levels of the early 2000's. Lead stock levels have been sinking from a high of over 5 weeks of consumption in late 2003 and continue to do so in early 2005 now at historically low levels around three and a half weeks. In contrast to zinc, but in line with developments in copper concentrate markets, lead concentrates availability has improved in early 2005 and contract TCs for 2005 seem to increase to the 140 USD/t level.

Demand

The demand for lead is to a large extent dependent on the weather. This surprising conclusion is not as odd as it might seem at first glance. Almost 80% of all lead is used in batteries mainly in cars and lorries. Cold winters in the northern hemisphere and damp rainy summers in the southern hemisphere take a heavy toll on batteries in vehicles and increase demand for lead seasonally. Other usages of lead are chemicals and metal alloys. In spite of predictions of lead-acid batteries' disappearance they are still going strong. And there are no immediate signs of any substitution taking place. Demand grows with the increasing number of cars and industrial applications which must have battery back-up.

World lead consumption has grown by almost 3% in 2004 and is expected to increase above that level in 2005. In the three preceding years the comparative figures were –1.5%, +1% and +2%, respectively. North America, with its relatively high number of cars accounts, for 26% of global lead consumption while Europe and China are at 24% and 18% respectively.

Production

Lead is generally a by-product of zinc mining. Only a few mines around the world produce more lead than zinc. The amount of lead produced by each zinc mine is declining due to declining lead/zinc ratio in most ores. Lead production is hence to a large degree dependent on developments in the zinc industry and global production has been constant around 3 Mt annually over the last 20 years. Lead has the highest proportion of ore hoisted in underground mines of all major metals. The only major new lead mining project in the pipeline is the Magellan mine in Australia ramping up to as much as 100 kt lead annually beginning in 2005.

Recycling of lead batteries is getting more effective and an increasing share of total lead production comes from scrap sources. However there will always be a need for fresh input from mining.

Zinc

Price

Zinc has begun 2005 brilliantly. After a fall back in early 2004, zinc prices have increased from 950 USD/t in mid-2004 and broke through the 1,300 USD/t wall in February, 2005. During a two year period from late 2001 to mid 2003 zinc prices were at rock bottom levels below 800 USD/t. Stocks were building up during these years and continued upwards also after prices began to move over 1,000 USD/t in early 2004. It was only when stocks started to fall in late 2004 that prices shot up. Average stocks during 2004 were equal to 7–8 weeks of consumption but they are expected to fall to 5–6 weeks level in 2005.

In early 2005 most analysts upgraded their forecasts for zinc and suggested 2005 will become the best year for zinc since 1997 with prices peaking at around 1,300 USD/t. For the years further ahead there is a strong belief that both 2006 and 2007 will be better than the 2004 average of 1,051 USD/t (47.7 c/lb).

Supply of concentrates is particularly tight and contract treatment charges (TC/RC) in early 2005 have been negotiated around 120–130 USD/t compared to over 140 USD/t a year ago. Spot contracts concluded by Chinese smelters have even gone below 100 USD/t.

Demand

The main application for zinc is galvanising of steel to improve its corrosion resistance, which accounts for 54% of demand. Zinc is a common alloying element in for example brass and die casting alloys. Minor quantities of zinc are used in chemicals.

Zinc demand can also be illustrated by its end use sectors. Construction and transport together accounts for 70% of total usage of zinc, explaining the key role of Chinese infrastructure projects to global demand for zinc. Prices of galvanized steel have continued to surge pointing to continued good times for zinc.

Zinc consumption grew by almost 5% in 2004. This is much faster than the only 3.7% recorded during the two preceding years. Western Europe consumes 25% of all zinc, while China is the second most important region at 20% of total world demand. Chinese demand is growing healthily.

Production

In 2003 significant amounts of zinc mine capacity was closed down due to the then prevailing low zinc prices. Australian Lennard Shelf mine with 180,000 t annual capacity was the largest closure. The low prices also made investments in new capacity less attractive. The result is growing market deficit. China is a good example: Until 2001 it was a net exporter of zinc concentrates. From this year there has been a trade deficit between 300–400 kt of contained zinc annually. China's Ministry of Land Resources has estimated the reserve base in China for zinc (and lead) to last roughly 10 years only, based on 2003 consumption figures. Chinese investments into new zinc capacity peaked in the late 1990s and have since faded significantly. It is projected by the Ministry that in the next 5 years China will have to close down between 10–40% of its present zinc mining capacity. It is foreseen that investments will remain at a low level for a long period to come in China. By 2009 the Ministry has only small new zinc projects left in its portfolio and it concludes somewhat euphemistically: "China's lead and zinc production can hardly increase and the domestic resource picture is not optimistic". Part of the problem in China as elsewhere in the world is made up of relatively small mines and mining companies which makes it difficult to cooperate and start necessary exploration and/or investments in new capacity. In spite of these difficulties more mines are now being opened in China but consumption growth continues to outpace production and imports from the world market will have to increase dramatically.

Global capacity additions in 2005 will also be limited and it is only in 2006 that two substantial mines will be opened: Rampura Agucha in India and Lanping in China, together over 200,000 kt/year. In a slightly longer perspective there will be more capacity coming on stream outside of China only in 2008 which will probably reduce the deficit in the market substantially. But how far is still an open question.

Industry structure

Zinc mining is more fragmented than most other major metal sectors. This is to some extent an effect of the major type of deposits mined, relatively high grade small underground orebodies. Partly it is a reflection of an old industry structure that has not been rationlised. The top 3 producers actually decreased their market shares between 2003 and 2004 from 24.9% to 17.9% of total world production. The reason for this decline is mainly the idling of production capacity that they undertook. This fragmented structure is part of the reasons why zinc prices have been more volatile than other metals: There is less concord among the many relatively numerous and small producers. The need for restructuring is obvious and the initiative taken by Boliden in late 2003 to merge with Outokumpu and create the 6th largest producer is one important step to consolidate the sector. Lundin Mining is number 23 among the world's zinc miners, before the take-over of the Galmoy mine in Ireland in early 2005. Calculated on 2004 production figures this acquisition will move Lundin Mining up to rank 13 among the world leading zinc miners and the third largest producer in Western Europe.

Corporate control in zinc mining in 2004
			Controlled	Share of
	Controlling company	Country	production (kt)	total world (%)
1	Zinifex Ltd	Australia	609.4	6.3
2	Teck Cominco Ltd	Canada	602.1	6.2
3	Noranda Inc	Canada	528.3	5.4
4	Glencore International AG	Switzerland	415.0e	4.3
5	Vedanta Resources plc	UK	375.0e	3.8
6	Anglo American plc	UK	372.7	3.8
7	Boliden AB	Sweden	305.0e	3.3
8	Volcan Cia Minera SA	Peru	288.4	3.0
9	Xstrata plc	Switzerland	286.0e	2.9
10	Breakwater Resources Ltd	Canada	222.0e	2.3
11	Industrias Penoles SA de CV	Mexico	197.7	2.0
12	Votorantim, SA Industrias	Brazil	150.0e	1.5
13	Lundin Mining	Canada/Sweden	145.0e	1.5
14	Grupo Mexico SA de CV	Mexico	139.0e	1.4
15	Perilya Ltd	Australia	131.1	1.4
	Total, 15 largest		4,481.8	49.1
	Total, Western World		6,374.4	65.7
	Total, World		9,700.0	100.0

Source: Raw Materials Data

Management's Discussion and Analysis

Management's discussion and analysis of results of operations and financial conditions (Amounts in Canadian Dollars unless otherwise indicated) December 31, 2004 and 2003

The following discussion and analysis of the results of operations and financial conditions ("MD&A") for Lundin Mining Corporation (formerly South Atlantic Ventures Ltd.) (which, together with its subsidiaries, is collectively referred to as the "Company") should be read in conjunction with the consolidated financial statements for the years ended December 31, 2004 and 2003 and the related notes therein.

The financial information in this MD&A is derived from the Company's consolidated financial statements prepared in accordance with Canadian generally accepted accounting principles. The effective date of this MD&A is March 21, 2005.

Additional information about the Company and its business activities is available on SEDAR at www.sedar.com.

Overview

The Company has interests in base metals, silver and gold properties located in Sweden. Some of these properties are held by North Atlantic Natural Resources AB ("NAN"), a publicly traded company on the O-list at Stockholmsbörsen, in which the Company has a 74 per cent interest or 23,117,000 shares at December 31, 2004.

Recent development

Merger Transaction with ARCON International Resources P.l.c. ("ARCON")

Subsequent to December 31, 2004, the Company reached an agreement in principle on the terms of a merger between the Company and ARCON, which is an Irish mining and exploration company that is listed on the main markets of the Irish Stock Exchange and of the London Stock Exchange. The main asset of ARCON is the Galmoy mine located in Kilkenny County, Ireland. To effect the proposed merger, the Company will make an offer, subject to an 80 per cent minimum acceptance condition, for all of the issued and outstanding shares of ARCON in exchange for US$63 million cash, currently equivalent to approximately $78 million and 5.6 million shares of the Company, with a fair value of $74 million based on the average closing trading price of the Company's shares for a period of two days before through two days after the date of announcement of the agreement in principle. Based on the current issued share capital of both companies (undiluted), this would result in ARCON shareholders having an aggregate interest in the Company following the merger of approximately 14 per cent.

The offer will be subject to certain conditions including the provision of an undertaking by Sir Anthony O'Reilly, the principal shareholder of ARCON, to accept the offer, the obtaining of all requisite regulatory body approvals and the execution of a definitive agreement between the Company and ARCON in regard to the conduct of the proposed merger.

The combination will create a diversified European base metals producer with aggregate annual zinc production of approximately 152,000 tonnes and lead production of approximately 46,000 tonnes (each based on the year ended December 31, 2004), as well as copper and silver production and a substantial exploration portfolio. The combined group will have the ability to commit resources for investment in, and exploration around, the Galmoy mine making it possible to seek to further enhance operational efficiencies and expand Galmoy's mine life.

Increased Holding in NAN

Subsequent to December 31, 2004, the Company acquired approximately 24 per cent (7,367,554 shares) of NAN by way of a public offer in line with the Swedish Industry and Commerce Stock Exchange Committee's (Näringslivets Börskommitté (NBK)) mandatory bid rules, thereby reaching a total ownership interest of approximately 98 per cent. The total consideration for the 24 per cent of NAN was 1,383,321 common shares of the Company with a fair value of approximately $18,113,000 under a share exchange arrangement of one common share of the Company for each 5.3 shares in NAN and $71,000 (SEK 389,784) under a cash alternative of SEK 10.75 per share in NAN. The Company has initiated a compulsory purchase of the remaining shares of NAN.

2004 highlights

The Zinkgruvan Mine Acquisition

The acquisition of the Zinkgruvan mine ("Zinkgruvan"), located in South Central Sweden, was completed on June 2, 2004 and the Company's income statement includes Zinkgruvan operations from this date. The Company acquired the Zinkgruvan mining operation by purchasing a 100 per cent interest in North Mining Svenska AB ("NMS") and a 100 per cent indirect interest in Zinkgruvan Mining AB ("ZM") from Rio Tinto Plc ("Rio Tinto"). This 100 per cent interest comprised all of the outstanding shares of NMS and a loan payable by NMS to Rio Tinto, which now is fully repaid. ZM owns Zinkgruvan. The purchase price for NMS and ZM was United States Dollar ("US$") 100 million in cash plus payments of approximately Swedish Kronor ("SEK") 40 million for working capital and a US$1 million non-refundable deposit. In addition, the Company will pay Rio Tinto a maximum of US$5 million in price participation payments based on the performance of zinc, lead and silver prices for a period up to two years. The performance of lead and silver prices in the third and fourth quarters 2004 resulted in additional payments of totally US$0.2 million.

The acquisition of Zinkgruvan was financed through a public equity offering in Canada and Sweden. The Company issued 20 million common shares at a price of $8 per common share for net proceeds of approximately $152 million.

Sale of Zinkgruvan Silver Production

On December 8, 2004, the Company entered into an agreement with Silver Wheaton Corp. ("Silver Wheaton") whereby the Company agreed to sell all of its silver production from Zinkgruvan to Silver Wheaton in consideration for an upfront cash payment of $61 million (US$50 million), 6 million (post-consolidation) Silver Wheaton shares and 30 million Silver Wheaton share purchase warrants with an aggregate fair value of $28 million, plus a per ounce payment at a price equal to the lesser of (a) US$3.90 (subject to a consumer price adjustment after three years) and (b) the then prevailing market price per ounce of silver. Each five warrants are exercisable at $4.00 into one Silver Wheaton common share and expire on August 5, 2009.

The Company has agreed to deliver a minimum of 40 million ounces of silver to Silver Wheaton over a 25-year period. Zinkgruvan is expected to produce approximately 2 million ounces of silver per year. If at the end of the 25-year period, the Company has not delivered the agreed 40 million ounces, then it has agreed to pay to Silver Wheaton US$1.00 per ounce of silver not delivered.

Increased Holding in NAN

On December 30, 2004 the Company increased its holding in NAN from 37 per cent to 74 per cent by acquiring all of Boliden Mineral AB's ("Boliden") 11,537,000 shares in NAN. The total consideration paid was the issuance of 2,176,800 common shares of the Company at a price of $10.40 (Swedish Kronor ("SEK") 56.32) per share, being the closing price of the Company's shares on the Toronto Stock Exchange on December 29, 2004, for a total value of $23 million (SEK 123 million).

The Norrbotten Gold-Copper Project

By agreement dated March 31, 2004, the Company acquired a copper-gold property known as the Norrbotten Project located in the Kiruna mining district in northern Sweden from Anglo American Exploration BV ("Anglo") and Rio Tinto Mining and Exploration Limited ("Rio") (collectively, "Anglo-Rio"). The Company can earn a 100 percent interest in the property by expending a minimum of US$1 million in the first year and a total of US$6 million over a period of three years, and issuing 187,214 shares in the Company with a fair value of US$500,000 to Anglo-Rio. The shares have been issued. The Company has granted a four-year buy back right to Anglo-Rio for the purchase of 60 percent of any proven copper-gold deposit which meets a threshold equivalent to three million tonnes of contained copper (for example, 300 million tonnes at 1 percent Cu). The buy-back right will be at a price equal to three times the expenditures incurred by the Company. Any deposit developed that does not meet this threshold will carry a 2.25 percent NSR royalty to be paid to Anglo-Rio by the Company.

Name Change and Listing on the Toronto Stock Exchange ("TSX")

Effective August 12, 2004, the name of the Company was changed from South Atlantic Ventures Ltd. to Lundin Mining Corporation and the Company's shares were listed on the TSX. On December 3, 2004, the Company commenced trading, as a secondary listing, on the O-list of Stockholmsbörsen (the Stockholm Stock Exchange).
Selected annual information
	Year ended	Year ended	Year ended
In thousands of dollars except for data per share	December 31, 2004	December 31, 2003 (i)	December 31, 2002 (i)
Total revenue (ii)	54,454	3,250	747
Net income (loss)	6,198	254	(600)
Basic and diluted net income (loss)
per common share	0.28	0.03	(0.10)
Total assets	396,234	18,909	11,387
Long term financial liabilities (including current portion)	–	925	1,605

(i)    Restated for retroactive effect of accounting change.

(ii)   Consists of sales, interest income, management fee and other income and the equity in the income of the significantly influenced investee.

The increase in revenue and net income for the year ended December 31, 2004 as compared to 2003 was primarily due to the acquisition of Zinkgruvan.

The increase in revenue and net income for the year ended December 31, 2003 as compared to 2002 was primarily due to the increase in equity of the income of NAN.
Key Financial Data
	Year ended December 31, 2004	Year ended December 31, 2003
Shareholders' equity/share, CAD (i)	6.03	1.64
Basic earnings/share, CAD	0.28	0.03
Diluted earnings/ share, CAD	0.28	0.03
Dividends	–	–
Basic weighted average number of shares outstanding	22,160,451	7,718,880
Diluted weighted average number of shares outstanding	22,432,326	8,033,507
Number of shares outstanding at period end	33,419,271	9,776,457

(i)    Shareholders' equity/share is defined as shareholders' equity divided by the total number of shares outstanding at year end.

Selected quarterly information
Three months ended	Dec-04	Sep-04	Jun-04	Mar-04	Dec-03	Sep-03	Jun-03	Mar-03
Total revenue ($'000) . . . . . . . . . .(i)	27,949	22,051	3,288	1,166	655	950	935	710
Income (loss) before
extra-ordinary items ($'000) . . . . .(ii)	2,552	3,583	202	(139)	(878)	1,040	78	14
Net income (loss) ($'000) . . . . . . .(ii)	2,552	3,583	202	(139)	(878)	1,040	78	14
Diluted income (loss)
per share ($) . . . . . . . . . . . . . .(ii) (iii)	0.08	0.11	0.01	(0.01)	(0.11)	0.13	0.01	0.00

(i)    Consists of sales, interest income, management fee and other income and the equity in the income of the significantly influenced investee.

(ii)   The Company has restated its unaudited interim consolidated financial statements for 2003 to correct for its accounting for income taxes and for the retroactive effect of the change in accounting policy for exploration expenses. See Note 3 to the financial statements.

(iii)  The diluted income (loss) per share is determined separately for each quarter. Consequently, the sum of the quarterly amounts may differ from the year to date amount disclosed in the unaudited interim consolidated financial statements as a result of using different weighted average numbers of shares outstanding.

The increase in the quarterly revenue and net income during the year ended December 31, 2004 was primarily due to the acquisition of Zinkgruvan.

Quarterly analysis – fourth quarter of 2004 compared to 2003

Revenue

The increase in total revenues in the fourth quarter of 2004 over the fourth quarter of 2003 is mainly due to revenues from Zinkgruvan.

Administrative Costs

The increase in administrative costs in the fourth quarter of 2004 is primarily attributed to the increase in corporate activities, the acquisition of Zinkgruvan and increased stock-based compensation expense.

General Exploration and project investigation

The increase in exploration expenses in the fourth quarter of 2004 is primarily due to the Company's change in its accounting policy for exploration costs, to be consistent with Zinkgruvan Mining AB ("ZM"). Exploration costs are now expensed instead of being deferred.

Comparison of the 2004 and 2003 financial years

Results of operations

The Company's net income for the year ended December 31, 2004 was $6 million as compared to $254,000 for 2003. The increase in net income was primarily affected by the acquisition of Zinkgruvan. The Company's consolidated results of operations included revenues and expenses from Zinkgruvan from June 2, the date of acquisition, to December 31, 2004.

Revenues from Zinkgruvan for the year ended December 31, 2004 were $52 million. Operating expenses were $36 million. Depreciation and amortization expenses were $12 million. The operations at Zinkgruvan for the year ended December 31, 2004 were impacted by lower production than normal in the third quarter but compensated for by higher grades of ore produced and higher metal prices. Following is a table showing Zinkgruvan's production for the years ended December 31, 2004 and 2003.
	2004	2003
Metal Production:
– Zinc tonnes	61,547	64,495
– Lead tonnes	31,448	31,760
– Silver ounces	2,038,291	1,840,887
Total cash cost
USc/pound zinc (i)	23	27

(i) Total cash cost is the sum of direct costs, indirect cash costs, interest charges and byproduct credits.

The Company's equity in the net income of NAN for 2004 was $2 million as compared to equity income of $3 million for 2003. NAN generated revenues of $44 million (SEK 250 million) for the year ended December 31, 2004 as compared to $48 million (SEK 277 million) for the year ended December 31, 2003.

NAN's net earnings for the year ended December 31, 2004, were less than expected due to the delay in the development of the Eastern Zone at the Storliden Mine, resulting in lower concentrate production than planned due to less tonnes processed and lower feed grades. The shortfall from the Eastern Zone has to an extent been compensated with tonnage from the Lower Western Zone which has lower head grades and is also harder to grind. Mining operations from the three main zones of the mine – East, West and Central, are proceeding at normal rates and no major difficulties are foreseen in treating the ore in 2005. Following is a table showing NAN's production for the years ended December 31, 2004 and 2003.

	2004	2003
Metal Production in concentrate:
– Copper tonnes	8,254	12,435
– Zinc tonnes	22,348	33,158
Total cash cost
USc/pound zinc (i)	12.00	20.00

(i) Total cash cost is the sum of direct costs, indirect cash costs, interest charges and byproduct credits.

General and administrative expenses for the year ended December 31, 2004 were $7 million as compared to $1 million for 2003, an increase of $6 million. The increase is primarily due to the increase in the level of corporate activities and the acquisition of Zinkgruvan. In particular, wages and benefits increased by $3 million and other administrative expenses increased by $3 million, compared to the year ended December 31, 2003. General exploration and project investigation expenses amounted to $4 million as compared to $1 million for 2003, an increase of $3 million. General exploration and project investigation expenses comprise mainly of costs incurred on the Norrbotten Project and at the Zinkgruvan mine.

Interest income for the year ended December 31, 2004 was $536,000 as compared to $259,000 for 2003. The increase in interest income is primarily due to the increase in cash from the equity financing completed in June 2004.

Exchange gains for the year ended December 31, 2004 were $525,000, an increase of $851,000, compared to 2003, mainly due to the re-evaluation of provisions for pensions, provisions for assets retirement and obligations, and future income tax liabilities of Zinkgruvan.

Financial condition, liquidity and capital resources

Working Capital

At December 31, 2004, the Company had working capital of $131 million as compared to working capital of $8 million at December 31, 2003, including cash of $105 million as compared to $9 million, respectively. The improvement in the working capital is primarily due to the equity financing completed during June 2004 and cash flows from operations.

Management of the Company believes that the working capital at December 31, 2004, together with cash flows from operations, is sufficient to fund the Company's normal operating requirements, and its exploration and development expenditures.

Accounts receivable

The accounts receivable increased to $21 million as at December 31, 2004 from $124,000 at December 31, 2003, primarily as a result of the receivables of Zinkgruvan.

Total assets

Total assets increased to $396 million as at December 31, 2004 from $19 million at December 31, 2003. This large increase is primarily due to the acquired inventory and properties, plant and equipment associated with Zinkgruvan and NAN.

Current liabilities

Current liabilities increased to $28 million as at December 31, 2004 from $2 million at December 31, 2003 due to the liabilities of Zinkgruvan and NAN.

Long-term liabilities

Long-term liabilities have increased to $160 million as at December 31, 2004 from $1 million at December 31, 2003 due to the acquisition of Zinkgruvan which has large provisions for pensions, provisions for asset retirement obligations and future income tax liabilities.
Contractual obligations
	Less than 1 year	1–3 years	Total
Purchase obligations:
Office rental, Stockholm	245,000	429,000	674,000
Consultancy agreement	320,000	–	320,000
Services agreement with Namdo Management Services Ltd. .	–	288,000	288,000
Employment contract with the Company's President (i)	135,000	–	135,000
Total contractual obligations	700,000	717,000	1,417,000

(i) Annual compensation of US$144,000 until September 30, 2005.

The Company has agreed to deliver a minimum of 40 million ounces of silver from Zinkgruvan to Silver Wheaton over a 25-year period. Zinkgruvan is expected to produce approximately 2 million ounces of silver per year. If at the end of the 25-year period, the Company has not delivered the agreed 40 million ounces, then it has agreed to pay to Silver Wheaton US$1.00 per ounce of silver not delivered.

Pursuant to the acquisition agreement with Rio Tinto, the Company is obliged to pay Rio Tinto a maximum of US$5 million in price participation payments based on the performance of zinc, lead and silver prices for a period of up to two years.

The Storliden mine was developed and is being operated pursuant to an agreement with Boliden Mineral AB ("Boliden"). Boliden was the main contractor and is the operator. Ore is being processed at the Boliden Area Operations (BAO) mill. After all costs of the operation are paid, the remaining cash flow is shared in the ratio two-thirds/one-third to NAN and Boliden respectively. The fee charged by Boliden for operating the mine is cost plus 15%. For one-fifth of the Storliden deposit NAN pays 1.5% annual royalty on the Net Smelter Return to Cogema SA.

Critical accounting estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to establish accounting policies and to make estimates that affect both the amount and timing of the recording of assets, liabilities, revenues and expenses. Some of these estimates require judgments about matters that are inherently uncertain.

Note 2 to the consolidated financial statements for the years ended December 31, 2004 and 2003 include a summary of the significant accounting policies adopted by the Company. The following policies are considered to be the critical accounting policies since they involve the use of significant estimates.

Mining Properties and Related Expenditures

The Company carries its mining properties at cost less a provision for impairment. The Company expenses exploration costs, which are related to specific projects, until the commercial feasibility of the project is determinable. The costs of each property and related capitalized development expenditures are amortized over the economic life of the property on a units-of-production basis. Costs are charged for operations when a property is abandoned or when impairment in value that is other than temporary has been determined. General exploration costs are charged to operations as incurred.

The Company undertakes a review of the carrying values of mining properties and related expenditures whenever events or changes in circumstances indicate that their carrying values may exceed their estimated net recoverable amounts determined by reference to estimated future operating results and undiscounted net cash flows. An impairment loss is recognized when the carrying value of those assets is not recoverable and exceeds their fair value. In undertaking this review, management of the Company is required to make significant estimates of, amongst other things, future production and sale volumes, unit sales prices, future operating and capital costs and reclamation costs to the end of the mine's life. These estimates are subject to various risks and uncertainties, which may ultimately have an affect on the expected recoverability of the carrying values of the mining properties and related expenditures.

Income Taxes

Future income tax assets and liabilities are determined based on differences between the financial statement carrying values of assets and liabilities and their respective income tax bases ("temporary differences"), and losses carried forward. Future income tax assets and liabilities are measured using tax rates that are expected to be in effect when the temporary differences are likely to reverse. The effect on future income tax assets and liabilities of a change in tax rates is included in operations in the period in which the change is substantively enacted. The amount of future income tax assets recognized is limited to the amount of the benefit that is more likely than not to be realized.

Management of the Company is required to exercise judgments and make assumptions about the future performance of the Company in determining its ability to utilize loss carry-forwards and thereby realize the benefits of future income tax assets.

Stock-based compensation

Effective January 1, 2004, the Company adopted the amended recommendations of the CICA Handbook Section 3870, "Stock-based Compensation and Other Stock-based Payments". Under the amended standards of this Section, the fair value of all stock-based awards granted are estimated using the Black-Scholes option pricing model and are recorded in operations over their vesting periods. The compensation costs related to stock options granted after January 1, 2004 is recorded in operations.

Previously, the Company provided note disclosure of pro forma net earnings and pro forma earnings per share as if the fair value based method had been used to account for stock options granted to employees, directors and officers after January 1, 2002. The amended recommendations have been applied retroactively from January 1, 2002 without restatement of prior periods.

During the year ended December 31, 2004, compensation expenses of $588,000 were recorded in operations.

Asset Retirement Obligations

On January 1, 2004, the Company adopted the recommendations of the CICA Handbook Section 3110, "Asset Retirement Obligations", which requires that the fair value of liabilities for asset retirement obligations be recognized in the period in which they are incurred. A corresponding increase to the carrying amount of the related assets is generally recorded and depreciated over the life of the assets. The amount of the liability is subject to re-measurement at each reporting period. The effect of the change had no material impact on the Company's consolidated financial statements.

Zinkgruvan Mining's external environmental consultants have presented a report on the estimated closure costs of the mine based on present EU regulations. This report indicates a final closure cost which is substantially lower than the previous estimate of SEK 65 million. The new programme was presented to the Swedish Environmental Supreme Court on December 1, 2004, and a revision is expected during 2005. Until then the Company has retained its original accrual.

Change in accounting policies

Exploration expenses

The Company has retroactively changed its accounting policy for exploration costs, to be consistent with ZM. Exploration costs are now expensed instead of being deferred. The effect of this change was to decrease the net income for the year ended December 31, 2004 and 2003 by $2,126,400 ($0.10 per share) and $922,000 ($0.12 per share), respectively, and to decrease mineral properties and increase the deficit as at December 31, 2003 by $1 million.

Also, during the year ended December 31, 2004, and as a result of the acquisition of ZM and the transaction with Silver Wheaton, the Company initially adopted accounting policies with respect to investments, inventories, mineral properties, plant and equipment, deferred revenue and financing costs, pensions, and revenue recognition, all of which are described in Note 2 to the consolidated financial statements for the years ended December 31, 2004 and 2003.

Recent accounting pronouncements

On January 27, 2005, the CICA issued Section 3855 of the Handbook titled Financial Instruments – Recognition and Measurement. It expands Handbook section 3860, Financial Instruments – Disclosure and Presentation, by prescribing when a financial instrument is to be recognized on the balance sheet and at what amount. It also specifies how financial instrument gains and losses are to be presented.

All financial instruments will be required to be classified into various categories. Held to maturity investments, loans and receivables are measured at amortized cost with amortization of premium or discounts and losses and impairment included in current period interest income or expense. Held for trading financial assets and liabilities are measured at fair market value with all gains and losses included in net income in the period in which they arise. All available for sale financial assets are measured at fair market value with revaluation gains and losses included in other comprehensive income until the asset is removed from the balance sheet and losses due to impairment included in net income. All other financial liabilities are to be carried at amortized cost.

The mandatory effective date is for fiscal years beginning on or after October 1, 2006, with optional early recognition for fiscal years beginning on or after December 31, 2004. The Company intends to adopt this standard in its fiscal year ending December 31, 2007.

At present, the Company's most significant financial instruments are cash, investments, accounts receivable and accounts payable. This new section requires little difference in accounting for these financial instruments from current standards, except for investments as discussed below.

The new Handbook section 1530 – Comprehensive Income introduces a new requirement to temporarily present certain gains and losses outside of net income. Section 1530 defines comprehensive income as a change in value of net assets that is no longer due to owner activities. Assets that are classified as available for sale will have revaluation gains and losses included in other comprehensive income until the asset is removed from the balance sheet.

At present, the Company has investments in shares and warrants of Silver Wheaton that will be classified as available for sale investments. The Company will be required to recognize unrealized gains and losses on these securities and include these amounts in comprehensive income.

The effective date of this section is for fiscal years beginning on or after October 1, 2006, with optional early recognition for fiscal years beginning on or after December 31, 2004. The Company intends to adopt the standard in its fiscal year ending December 31, 2007.

Related party transactions

The Company has transactions with related parties that are disclosed in Note 14 of the consolidated financial statements.

Outstanding share date

As at February 28, 2005, the Company had 33,419,271 common shares outstanding and 372,500 share options outstanding under its stock-based incentive plans. As at the same date, the Company had no share purchase warrants outstanding.

Risks

The Company's properties/operations are subject to certain risks including but not limited to government regulations relating to mining, metal prices and currency rate fluctuations, competition, receipts of permits and approval from government authorities, operating hazards and other risks inherent to the exploration, development and operation of a mine. The Company's risk factors are more fully described in the Company's Annual Information Form.

Cautionary note regarding forward-looking statements

Certain statements contained in the foregoing Management's Discussion and Analysis and elsewhere constitute forward-looking statements. Such forward-looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made, and readers are advised to consider such forward-looking statements in light of the risks set above.

Outlook

Metal Prices

The Company's derives its revenue from the sale of zinc, lead, silver and copper from the Zinkgruvan and the Storliden mines. The revenue amount is very sensitive to changes in metal prices and the exchange rate between the SEK and the US$. During 2004, lead and silver prices have been considerably higher compared to 2003. The zinc price is still lagging behind the other base metals, but the reduction in inventory levels on LME seen during the end of 2004 and the beginning of 2005 have caused the price of zinc to rise to a level not seen during the last seven years.
Metal Prices (LME/LBMA)
(average)	2004	2003	Change in %
Zinc, US$/tonne	1,039	829	+25.3
Lead, US$/tonne	882	512	+72.3
Silver, US$/oz	6.67	4.88	+36.7
Copper, US$/tonne	2,935	1,799	+63.1

The treatment charge ("TC"), and refining charge ("RC"), for copper reached their lowest levels in 15 years during 2004. At the same time the TC for zinc reached the lowest level for 10 years and the TC for lead was also at a very low level.

The outlook for metal prices in 2005 is in general still positive. The growth in demand, especially from Asia, is expected to continue during most of 2005 and this is not expected to be met by a similar increase in production. We expect that the zinc price will remain strong during the whole of 2005. In respect of the price of copper and lead, we expect them to remain at high levels. It should be noted that the price of silver for all silver production from Zinkgruvan going forward has been fixed by the forward sale with Silver Wheaton discussed above.

The production of copper concentrate has increased during 2004 and will most probably also increase during 2005, and this has already resulted in higher TC and RC. In respect of lead, a small increase in the TC can be expected.

Currencies
Exchange rates (average)	2004	2003	Change in %
US$/SEK	7.14	8.33	–14.3
SEK/Canadian Dollars
("C$")	0.18	0.17	+5.9
US$/C$	1.30	1.42	–8.4

In January 2005 the Company entered into a hedge program covering US$18 million at the level US$1: SEK 6.95.

Production

Production for 2005 from Zinkgruvan is planned to increase above 800,000 tonnes of ore. The zinc metal production is expected to be around 65,000 metric tonnes ("mt"), the lead metal production 32,000 mt and the silver production 2.100 million ounces.

The production target from Storliden for 2005 is 300,000 tonnes of ore.

Lukas H. Lundin	Adolf H. Lundin		Pierre Besuchet	John H.Craig
Chairman	Director		Director	Director

Brian D. Edgar		William A. Rand	Edward F. Posey
Director		Director	President, Director

Vancouver, British Columbia
March 23, 2005

Management's Report

The accompanying consolidated financial statements of Lundin Mining Corporation and its subsidiaries, and all information in the annual report are the responsibility of management and have been approved by the Board of Directors. The financial statements include some amounts that are based on management's best estimates, which have been made using careful judgment.

The financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles. Financial and operating data elsewhere in the annual report are consistent with the information contained in the financial statements.

In fulfilling their responsibilities, management of the Company and its subsidiaries has developed and continue to maintain systems of internal accounting controls that are appropriate in the circumstances. Although no cost effective system of internal controls will prevent or detect all errors and irregularities, these systems are designed to provide reasonable assurance that assets are safeguarded from loss or unauthorized use, transactions are properly recorded and the financial records are reliable for preparing the financial statements.

The Board of Directors carries out its responsibility for the financial statements in this annual report principally through its audit committee, comprising management and outside directors. The audit committee reviews the Company's annual consolidated financial statements and recommends their approval to the Board of Directors. The Company's auditors have full access to the audit committee, with and without management being present.

These financial statements have been audited by Deloitte & Touche LLP, Chartered Accountants, and their report follows.
Edward F. Posey		Wanda Lee
President		Chief Financial Officer

Vancouver, British Columbia
March 23, 2005

Auditors' Report

To the Shareholders of Lundin Mining Corporation

We have audited the consolidated balance sheets of Lundin Mining Corporation as at December 31, 2004 and 2003 and the consolidated statements of operations, changes in shareholders' equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2004 and 2003 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Deloitte & Touche LLP
Chartered Accountants

Vancouver, British Columbia
March 23, 2005

Consolidated Balance Sheets	29

			December 31, 2003
Thousands of Canadian dollars	Notes	December 31, 2004	(Restated) (i)

ASSETS
Current assets
Cash		104,977	9,098
Accounts receivable		20,599	124
Loan receivable from NAN		–	925
Investments	5	27,584	–
Inventories	6	5,577	–
Prepaid expenses		770	12

		159,507	10,159
Non-current assets
Long term receivables		706	–
Investment in NAN	4(c)	–	8,493
Properties, plant and equipment	7	226,695	257
Future income tax assets	13	6,629	–
Deferred financing costs		2,697	–

		396,234	18,909

LIABILITIES
Current liabilities
Accounts payable		11,488	776
Accrued expenses		7,907	–
Other accrued liabilities		1,510	–
Due to related parties	14(b)	10	1,027
Income taxes payable		3,658	–
Current portion of deferred revenue	8	3,503	–

		28,076	1,803
Non-current liabilities
Deferred revenue	8	84,077	–
Provisions for pensions	9	16,148	–
Other provisions	10	13,488	–
Future income tax liabilities	13	45,995	1,024

		187,784	2,827

NON-CONTROLLING INTEREST		6,991	–

SHAREHOLDERS' EQUITY
Share capital	11	206,220	27,017
Contributed surplus		1,035	212
Deficit		(5,705)	(11,262)
Cumulative translation adjustments		(91)	115

		201,459	16,082

		396,234	18,909

(i)See Note 3.

Consolidated Statements of Operations
For the years ended December 31,

Thousands of Canadian dollars
(except per share amounts)	Notes	2004	2003 (Restated) (i)

Sales		51,927	–
Cost of sales		(37,292)	–

Gross margin		14,635	–

Expenses
General exploration and project investigation		(3,592)	(1,029)
Administration		(3,660)	(458)
Stock based compensation		(588)	(100)
Wages and benefits		(2,698)	(116)

		(10,538)	(1,703)
Other income/expenses
Management fees		78	84
Interest income		536	259
Other income		189	–
Other expenses		(176)	(399)
Interest and bank charges		(109)	(266)
Foreign exchange gains/(losses)		525	(326)

		1,043	(648)

Income/loss before the undernoted		5,140	(2,351)

Unusual items, net	12	–	244
Gain on sale of investment in NAN		873	–
Equity in income of NAN		1,724	2,907

Income/loss before income taxes		7,737	800

Income taxes	13	(1,539)	(546)

Net income for the year		6,198	254

Basic earnings per share		0.28	0.03

Diluted earnings per share		0.28	0.03

Basic weighted average number of shares outstanding		22,160,451	7,718,880
Diluted weighted average number of shares outstanding		22,432,326	8,033,507

(i)See Note 3.

Consolidated Statements of	31
Changes in Shareholders' Equity

				Cumulative
	Share	Contributed		translation
Thousands of Canadian dollars	capital	surplus	Deficit	adjustments	Total

As at December 31, 2002	17,175	111	(11,379)	82	5,989

Exercise of stock options and warrants	142	–	–	–	142
New share issues	9,700	–	–	–	9,700
Stock-based compensation	–	101	–	–	101
Translation adjustments	–	–	–	33	33
Net loss	–	–	1,175	–	1,175

As at December 31, 2003	27,017	212	(10,204)	115	17,140

Cumulative effect of change in
accounting policy (Note 3 (a))	–	–	(1,058)	–	(1,058)

As at December 31, 2003, adjusted	27,017	212	(11,262)	115	16,082

Cumulative effect of change in
accounting policy (Note 3(c))	–	641	(641)	–	–
Exercise of stock options and warrants	2,434	–	–	–	2,434
Transfer of contribute surplus on
exercise of stock options	406	(406)	–	–	–
Stock-based compensation	–	588	–	–	588
New share issues (Note 4)	176,363	–	–	–	176,363
Translation adjustments	–	–	–	(206)	(206)
Net income	–	–	6,198	–	6,198

As at December 31, 2004	206,220	1,035	(5,705)	(91)	201,459

Consolidated Statements of Cash Flow
For the years ended December 31,

Thousands of Canadian dollars
(except per share amounts)	Notes	2004	2003 (Restated) (i)

Cash flow from operating activities
Net income for the year		6,198	254
Add/(deduct) non-cash items
Amortization of deferred revenue	8	(558)	–
Accrued interest		–	(20)
Unusual items, net	12((a),(c))	–	142
Depreciation and amortization		11,711	–
Stock based compensation		588	100
Gain on sale of investment in NAN		(873)	–
Equity in income of NAN		(1,724)	(2,907)
Future income taxes		19	546
Provision for pensions and other		(306)	–
Unrealized foreign currency (gains)/losses		(1,047)	163

Net changes in non-cash working capital items
Accounts receivable and other current assets		1,706	(79)
Accounts payable and other current liabilities		133	155

Total cash flow from (for) operating activities		15,847	(1,646)

Cash flow from financing activities
Common shares issued		154,133	9,842
Deferred revenue	8	60,589	–
Financing costs	8	(2,809)	–
Due to related parties		(1,008)	(665)
Loans payable		–	(2,344)

Total cash flow from (for) financing activities		210,905	6,833

Cash flow for investing activities
Acquisition of subsidiaries	4	(126,589)	–
Mining properties and related expenditures		(6,433)	(16)
Loan receivable		–	680
Repayment of loan receivable from NAN		925	429
Proceeds from sale of mineral property		–	1,237
Proceeds from sale of shares in NAN		1,224	–

Total cash flow for (from) investing activities		(130,873)	2,330

Increase in cash		95,879	7,517
Cash, beginning of year		9,098	1,581

Cash, end of year		104,977	9,098

Supplementary information regarding non-cash transactions
FINANCING AND INVESTING ACTIVITIES
Investments in Silver Wheaton received as
proceeds from deferred revenue		27,584	–
Common shares issued for acquisition of NAN		22 639	–
Common shares issued for mineral property acquisition		655	–
Common shares issued for acquisition expenses		1,370	–

		52,248	–
OTHER SUPPLEMENTARY INFORMATION
Interest paid		109	76

(i)See Note 3.

Notes to the Consolidated Financial Statements	33
(Amounts in Canadian Dollars unless otherwise indicated)

1. DESCRIPTION OF BUSINESS

The Company has interests in base metal, silver and gold properties located in Sweden. Some of these properties are held by North Atlantic Natural Resources AB ("NAN"), a publicly traded company on the O-list at Stock-holmsbörsen, in which the Company has a 74 per cent interest at December 31, 2004.

2. SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP") that require management to make assumptions and estimates that affect the reported amounts and other disclosures in these consolidated financial statements. Actual results may differ from those estimates.

Significant estimates used in the preparation of these consolidated financial statements include, amongst other things, the recoverability of accounts receivable, the proven and probable ore reserves, the estimated net realizable value of inventories, the composition of future income tax assets and future income tax liabilities, the expected economic lives of and the estimated future operating results and net cash flows from mineral properties, plant and equipment, and the anticipated costs of asset retirement obligations including the reclamation of mine sites.

The significant accounting policies used in these consolidated financial statements are as follows:

(a) Basis of consolidation

The consolidated financial statements include the accounts of the Company, its wholly-owned subsidiaries, Lundin Mining AB, South Atlantic (Bermuda) I Ltd., South Atlantic (Bermuda) II Ltd., South Atlantic (Bermuda) IV Ltd., South Atlantic (Norrbotten) Ltd., South Atlantic in Norrbotten HB, South Atlantic (Finland) Ltd., Vazante Mineração Ltda., North Mining Svenska AB, Zinkgruvan Mining AB and Lundin Mining in Norrbotten AB and its partially-owned subsidiary, NAN. All significant inter-company balances and transactions have been eliminated upon consolidation.

During the years ended December 31, 2004 and 2003, until the Company acquired control of NAN, the Company accounted for its investment in NAN using the equity method whereby the Company's share of NAN's earnings and losses was included in operations and the Company's investment therein adjusted by an equivalent amount. At December 31, 2003, the quoted market value of the Company's investment in NAN was $40,235,000 (SEK 244,026,000).

(b) Foreign currency translation

Monetary items denominated in a foreign currency are translated into Canadian dollars at the exchange rate prevailing on the balance sheet date. Exchange gains and losses arising from translation are included in operations.

Integrated foreign operations are translated into Canadian dollars as follows: monetary assets and liabilities are translated at the exchange rate prevailing on the balance sheet date; non-monetary assets, liabilities, revenues and expenses are translated at exchange rates prevailing on the dates of the transactions. Exchange gains and losses arising from translation are included in operations.

The Company considers NAN to be a self-sustaining foreign operation. Accordingly, for both consolidation and equity accounting purposes, the Company translates NAN's financial statements into Canadian dollars as follows: assets and liabilities are translated at the exchange rate prevailing on the balance sheet date, and revenues and expenses are translated at exchange rates approximating those prevailing on the dates of transactions. Exchange gains and losses arising from translation are reflected in the cumulative translation adjustments included in shareholders' equity.

(c) Investments

Short term investments are carried at the lower of cost and quoted market value.

(d) Inventories

Consumables have been valued at weighted average cost less allowances for obsolescence. Ore and Concentrate inventories have been valued at the lower of production cost and net realizable value.

(e) Mineral properties, plant and equipment

Mineral properties, plant and equipment are carried at cost (including development and preproduction costs), less accumulated depletion and depreciation including provisions for impairment. Exploration costs are charged to operations in the period incurred until such time as it has been determined that a property has economically recoverable reserves, in which case, subsequent exploration costs are capitalized.

Depletion of each mineral property is provided on a unit-of-production basis over the economic life of the property. Depreciation of plant and equipment is provided on a straight-line basis over the estimated economic life of the assets as follows:
Years
Buildings	20–50
Plant and machinery	5–20
Equipment	5

The Company reviews the carrying values of its mineral properties, plant and equipment whenever events or changes in circumstances indicate that their carrying values may exceed their estimated net recoverable amounts determined by reference to estimated future operating results and undiscounted net cash flows. An impairment loss is recognized when the carrying value of those assets is not recoverable and exceeds their fair value.

(f) Deferred revenue and financing costs

The Company has received an upfront payment in relation to the Silver Wheaton agreement (Note 8). Deferred revenue will be recognized as sales on delivery of the silver. Arrangement fees for the Silver Wheaton agreement shown as deferred financing costs will be amortized to operations on the same basis as the deferred revenue.

(g) Provision for pensions

ZM has a defined benefit pension plan, which is unfunded. The cost of the defined benefit pension plan is determined periodically by independent actuaries. The actuarial valuation is based on the projected benefit method pro rated on service (which incorporates management's best estimate of future salary levels, retirement ages of employees and other actuarial factors).

(h) Asset retirement obligations

On January 1, 2004, the Company adopted the recommendations of the CICA Handbook Section 3110, "Asset Retirement Obligations", which requires that the fair value of liabilities for asset retirement obligations be recognized in the period in which they are incurred. A corresponding increase to the carrying amount of the related assets is generally recorded and depreciated over the life of the asset. The amount of the liability is subject to remeasurement at each reporting period. The effect of the change had no material impact on the Company's consolidated financial statements.

(i) Revenue recognition

Revenue from the sale of metals is recognized, net of related royalties and sales commissions, when: (i) persuasive evidence of an arrangement exists; (ii) the risks and rewards of ownership pass to the purchaser including delivery of the product; (iii) the selling price is fixed or determinable, and (iv) collection is reasonably assured.

(j) Stock-based compensation

The Company has a stock option plan which is described in Note 11 (b). The Company accounts for its grant of options under the plan using the fair value based method of accounting for stock-based compensation. Accordingly, the fair value of stock options at the date of grant, determined using the Black-Scholes option pricing model, is amortized to operations, with an offsetting credit to contributed surplus, on a straight-line basis over the vesting period. If and when the stock options are ultimately exercised, the applicable amounts of contributed surplus are transferred to share capital.

(k) Income taxes

The Company accounts for income taxes using the asset and liability method. Under this method, future income tax assets and liabilities are determined based on differences between the financial statement carrying values of assets and liabilities and their respective income tax bases ("temporary differences"), and losses carried forward. Future income tax assets and liabilities are measured using the tax rates expected to be in effect when the temporary differences are likely to reverse. The effect on future income tax assets and liabilities of a change in tax rates is included in operations in the period in which the change is substantively enacted. The amount of future income tax assets recognized is limited to the amount of the benefit that is more likely than not to be realized.

(l) Earnings per share

The basic earnings per share are calculated using the weighted average number of common shares outstanding during the year. In calculating diluted earnings per share, the treasury stock method is used for the purpose of determining the common share equivalents with respect to outstanding stock options and warrants to be included in the weighted average number of common shares outstanding, if dilutive. In applying the treasury-stock method, the assumed proceeds upon the exercise of outstanding stock options and warrants is used to purchase common shares at the average market price during the year. The calculation of the diluted income per share for the years ended December 31, 2004 and 2003 excluded the dilutive effect of 67,500 options and 205,000 options, respectively, as they were antidilutive.

(m) Certain of the comparative figures have been reclassified to conform to the current year's presentation.

3. ACCOUNTING CHANGES

(a) In 2004, the Company changed its accounting policy for explorations costs to that described in Note 2(e). In prior years, exploration costs were deferred. This change has been applied retroactively with restatement of the prior year amounts. The effect of this change was to decrease the net income for the years ended December 31, 2004 and 2003 by $2,126,000 ($0.10 per share) and $922,000 ($0.12 per share), respectively, and to decrease mineral properties and increase the deficit as at December 31, 2003 by $1,058,000.

(b) On January 1, 2004, the Company adopted the new accounting recommendations of the CICA Handbook Section 3110, "Asset Retirement Obligations" as described in Note 2(h). This change did not have a material effect on the Company's consolidated financial statements for the years ended December 31, 2004 and 2003.

(c) On January 1, 2004, the Company also adopted the amended accounting recommendations of the CICA Handbook Section 3870 "Stock-Based Compensation and Other Stock-Based Payments", as described in Note 2(i). In prior years, the Company provided note disclosure of pro forma net income and pro forma earnings per share, as if the fair-value based method had been used to account for stock options granted to employees, directors and officers after January 1, 2002. The amended recommendations have been applied retroactively from January 1, 2002 without restatement of prior periods. This change has resulted in stock-based compensation expenses of $588,000 ($0.03 per share) charged to operations during the year ended December 31, 2004, and an increase in contributed surplus and the deficit as at January 1, 2004 by $641,000.

4. ACQUISITIONS

(a) Zinkgruvan Mine

The Company acquired, on June 2, 2004, a 100 per cent interest in North Mining Svenska AB ("NMS") and a 100 per cent indirect interest in Zinkgru-van Mining AB ("ZM") from Rio Tinto Plc ("Rio Tinto"). This 100 per cent interest comprised all of the outstanding shares of NMS and a loan payable by NMS to Rio Tinto. ZM owns the Zinkgruvan mine located in Southern Sweden. The purchase price for NMS and ZM was US$100 million in cash plus payments of SEK 39,699,129 for working capital and a US$1 million non-refundable deposit. In addition, the Company will pay Rio Tinto a maximum of US$5 million in price participation payments based on the performance of zinc, lead and silver prices for a period up to two years. The performance of lead and silver prices in the third and fourth quarters of 2004 resulted in additional payments totalling US$0.2 million. This amount is also included in the purchase price described below.

The acquisition was financed through a public equity offering in Canada and Sweden. The Company issued 20 million common shares at a price of $8 per common share for net proceeds of approximately $152 million.

The acquisition has been accounted for using the purchase method. The purchase price and the fair value of the net assets acquired are as follows:
(in thousands)
Purchase price:
Cash paid	$144,848
Acquisition expenses paid by issue of shares	1,370
Acquisition expenses paid in cash	2,224
$148,442
Net assets acquired:
Cash	$14,289
Other working capital, net	2,470
Mineral properties	175,236
Plant and equipment	21,547
Future income tax assets	3,866
Long-term receivables	709
Future income tax liabilities	(40,307)
Provisions for pensions	(15,920)
Other provisions	(13,448)
$148,442

(b) Norrbotten Property

By agreement dated March 31, 2004, the Company acquired a copper-gold property known as the Norrbotten Project located in the Kiruna mining district in northern Sweden from Anglo American Exploration BV ("Anglo") and Rio Tinto Mining and Exploration Limited ("Rio") (collectively, "Anglo-Rio"). The Company can earn a 100 per cent interest in the property by expending a minimum of US$1 million in the first year and a total of US$6 million over a period of three years, and issuing 187,214 shares in the Company with a fair value of US$500,000 to Anglo-Rio. The shares have been issued. The Company has granted a four-year buy back right to Anglo-Rio for the purchase of 60 per cent of any proven copper-gold deposit which meets a threshold equivalent to three million tonnes of contained copper (for example, 300 million tonnes at 1 per cent Cu). The buy-back right will be at a price equal to three times the expenditures incurred by the Company. Any deposit developed that does not meet this threshold will carry a 2.25 per cent NSR royalty to be paid to Anglo-Rio by the Company.

(c) NAN

On December 30, 2004 the Company increased its holding in NAN from 37 per cent to 74 per cent by acquiring all of Boliden Mineral AB's ("Boliden") shares in NAN. The total consideration paid was the issuance of 2,176,800 common shares of the Company at a price of $10.40 (SEK 56.32) per share, being the closing price of the Company's shares on the Toronto Stock

Exchange on December 29, 2004, for a total value of $22,639,000 (SEK 122,588,669).

The acquisition of NAN has been accounted for using the purchase method. The current estimate of the fair values of the net assets acquired is as follows:
(in thousands)
Purchase price:
Consideration paid with new shares	$22,639
Net assets acquired:
Cash	$6,195
Other working capital, net	2,551
Mineral properties	63,958
Plant and equipment	236
Future income tax assets	(11,232)
Other provisions	(357)
61,351
Less:
Non-controlling interest	(15,951)
Carrying value of prior investment in NAN	(22,761)
$22,639

The allocation of the purchase price is preliminary in nature and will be amended for events and information that comes to light subsequent to the date of these financial statements.

5. INVESTMENTS

Investments comprise of the following:
(in thousands)	Dec 31, 2004	Dec 31, 2003
Silver Wheaton Corp. – 6 million
shares and 30 million share purchase
warrants with a total market value at
December 31, 2004 of $32.7 million
(2003 – Nil) (Note 8)	$ 27,584	$ –

6. INVENTORIES

Inventories comprise of the following:

(in thousands)	Dec 31, 2004	Dec 31, 2003
Ore stock piles	$2,745	$–
Materials and supplies	2,832	–
	$5,577	$–

7. PROPERTY, PLANT AND EQUIPMENT
		Accumulated	Dec 31, 2004		Accumulated	Dec 31, 2003
(in thousands)	Cost	Amortization	Net Book value	Cost	Amortization	Net Book Value
Mineral properties	$378,272	$172,722	$205,550	$257	$–	$257
Plant and equipment	58,130	36,985	21,145	–	–	–
	$436,402	$209,707	$226,695	$257	$–	$257

8. DEFERRED REVENUE

On December 8, 2004, the Company entered into an agreement with Silver Wheaton Corp. ("Silver Wheaton") whereby the Company agreed to sell all of its silver production from the Zinkgruvan mine in Sweden to Silver Wheaton in consideration for an upfront cash payment of $60.589 million (US$50 million), 6 million (post-consolidation) Silver Wheaton shares and 30 million Silver Wheaton share purchase warrants with an aggregate fair value of $27.584 million, plus a per ounce payment at a price equal to the lesser of (a) US$3.90 (subject to a consumer price adjustment after three years) and (b) the then prevailing market price per ounce of silver. Each five warrants are exercisable at $4.00 into one Silver Wheaton common share and expire on August 5, 2009 (Note 5).

The Company has agreed to deliver a minimum of 40 million ounces of silver to Silver Wheaton over a 25-year period. The Zinkgruvan mine is expected to produce approximately 2 million ounces of silver per year. If at the end of the 25-year period, the Company has not delivered the agreed 40 million ounces, then it has agreed to pay to Silver Wheaton US$1.00 per ounce of silver not delivered.

9. PROVISION FOR PENSIONS

The Company has calculated its liability relating to the defined benefit plan of ZM using the Projected Unit Credit Method. Actuarial assumptions used to determine benefit obligations at December 31, 2004 were as follows:
Discount rate	5.50%
Rate of salary increase	2.50%
Long-term rate of inflation	2.00%
Rate of return on plan assets	–

Information about ZM's defined benefit and other retirement plans as at December 31, 2004 is as follows:
(in thousands)
Accrued benefit obligation:
Balance assumed by the Company (Note 4(a))	$12,541
Current service costs	328
Interest costs	386
Actuarial losses (gains)	1,236
Benefits paid	(286)
Foreign exchange adjustment	(160)
Balance end of year	$14,045

Fair value of plan assets, beginning and end of year	–
Unrecognized actuarial gains	(1,236)
Accrued benefit liability	$12,809
Provision for indirect taxes on
non-vested pension obligations	2,660
Pension obligations covered by insurance policies	679
Total provision for pension obligations	$16,148

The defined benefit plan is unfunded and, accordingly, there are no plan assets and the Company made no contributions to the plan. The Company's pension expense related to the defined benefit plan is as follows:

Current service costs	$328
Interest costs	386
Actuarial losses (gains)	–
Indirect taxes	173
Pension expense	$887

In addition, the Company recorded pension expense of $793 for the year ended December 31, 2004, relating primarily to the defined contribution plan of ZM.

10. OTHER PROVISIONS

Other provisions consist of the Company's asset retirement obligations relating to the operations of ZM and NAN, as follows:
(in thousands)	December 31, 2004	December 31, 2003
Balance, beginning of year	$–	$–
Increase in obligations for amounts arising on acquisition of
mineral property interests (Notes 4(a) and (c))	13,805	–
Re-valuation of reclamation liability	(218)	–
Foreign exchange adjustment	(99)	–
Balance, end of year	$13,488	$–

Zinkgruvan Mining's external environmental consultants have presented report on the estimated closure costs of the mine based on present EU regulations. This report indicates a final closure cost which is substantially lower than the previous estimate of SEK 65 million. The new programme was presented to the Swedish Environmental Supreme Court on December 1, 2004, and a decision is expected during 2005. Until then the Company has retained its original accrual.

All reclamation obligations are not expected to be paid for several years in the future and will be funded from the Company's cash balances at the time of mine closures.

11. SHARE CAPITAL

(a) The authorized and issued share capital is as follows:

Authorized – unlimited number of common shares with no par value and one special share with no par value.
(in thousands)	Number of shares	Amount
Common shares issued and outstanding:
Balance as at December 31, 2002	7,709,957	$17,175
Private placement, net of issue costs of $300,000	2,000,000	9,700
Stock options exercised	54,000	114
Warrants exercised	12,500	28
Balance as at December 31, 2003	9,776,457	27,017
Equity financing, net of financing expenses (Note 4(a))	20,000,000	151,698
Shares issued for acquisition expense (Note 4(a))	171,300	1,370
Shares issued to acquire a mineral property (Note 4(b))	187,214	655
Purchase of NAN shares (Note 4 (c))	2,176,800	22,639
Stock options exercised	380,000	798
Warrants exercised	727,500	1,637
Transfer of contributed surplus on exercise of stock options	–	406
Balance as at December 31, 2004	33,419,271	$206,220

(b) Stock options

The Company has a stock option plan (the "Plan") in which 3 million common shares were made available for the Company to grant incentive stock options to certain directors, officers, employees and consultants of the Company. The number of common shares reserved under the Plan was based on 10 percent of the issued and outstanding share capital of the Company. The term of any option granted under the Plan will be fixed by the Board of Directors and may not exceed 10 years from the date of grant. No optionee shall be entitled to a grant of more than 5 percent of the Company's outstanding issued shares. At December 31, 2004, there were 2,193,500 options available for future grant under the Plan.

The continuity of incentive stock options issued and outstanding during 2004 and 2003 is as follows:
		2004		2003
		Weighted average		Weighted average
	Number of shares	exercise price	Number of shares	exercise price
Outstanding at beginning of year	585,000	$3.14	450,667	$2.14
Granted	167,500	$8.05	205,000	$5.00
Exercised	(380,000)	$2.10	(54,000)	$2.10
Cancelled/expired	–	–	(16,667)	$2.40
Outstanding at end of year	372,500	$6.41	585,000	$3.14

As at December 31, 2004, 205,000 options exercisable at $5.00 each expire on December 4, 2005, 100,000 options, exercisable at $7.75 expire on July 8, 2006 and 67,500 options, exercisable at $8.50 expire on October 6, 2006.

The Company recorded stock-based compensation expenses of $588,000 in operations for the year ended December 31, 2004, using the fair value method of accounting.

If the fair value method had been used, effective January 1, 2002, to account for options granted to directors, officers and employees, the Company's net income and earnings per share for the year ended December 31, 2003 would have been adjusted to the pro forma amount indicated below.

Net income – as reported	$1,175,702
Additional stock-based compensation expense	$(346,345)
Net income – pro forma	829,357

Basic earnings per share – as reported	$0.15
Diluted earnings per share – as reported	$0.15
Basic earnings per share – pro forma	$0.11
Diluted earnings per share – pro forma	$0.10

The weighted average grant-date fair value of stock options granted during the years ended December 31, 2004 and 2003 was $8.05 and $5.00, respectively. The fair values of these options were determined using a Black-Scholes option pricing model, recognizing forfeitures as they occur, using the following weighted average assumptions:
	2004	2003
Average risk-free interest rate	3.1%	2.6%
Expected life	2 years	2 years
Expected volatility	78%	75%
Expected dividends	Nil	Nil

(c) Share purchase warrants

As at December 31, 2004, there were no share purchase warrants outstanding.

12. UNUSUAL ITEMS

(a) Effective April 1, 1999, the Company sold 155,000 shares of NAN to the President of the Company and 45,000 shares to an officer of NAN at a price of SEK 12.50 per share. The purchase price was paid through the issuance of two promissory notes with interest at 6.17 percent per annum that were repayable on December 31, 2003, together with accrued interest. The Company recorded the gain on the sale of the shares as deferred income.

During the year ended December 31, 2003, the principal amount of the two promissory notes was repaid and accrued interest totaling $125,000 was forgiven. Accordingly, the gain on the sale of the shares in the amount of $407,000 previously recorded as deferred income and the forgiveness of the accrued interest totaling $125,000 have been recorded as a gain and loss, respectively, in operations in 2003.

(b) During the year ended December 31, 2003, the Company received a termination fee in respect of the Company's pursuit of an interest in the Arctic Platinum project. The net amount of the termination fee, after deducting fees, due diligence costs and other expenses, was $382,000.

(c) During the year ended December 31, 2003, the Company received $1,237,000 in repayment of an amount receivable on the sale of a mineral property in a prior year. The balance of the receivable amounting to $422,000 was recorded as a loss in operations for 2003.

13. INCOME TAXES

The reconciliation of income taxes computed at the Canadian statutory tax rates to the Company's income tax expense for the years ended December 31, 2004 and 2003 is as follows:
(in thousands)	2004	2003
Combined basic federal
and provincial rates	35.6%	37.6%
Income tax expense based on
statutory income tax rates	$2,754	$647
Increase (decrease) in income taxes
resulting from:
Difference between Canadian
statutory tax rates
and foreign tax rates	(347)	–
Tax benefits recognized on
prior year losses	(436)	–
Tax benefits not recognized on
current year losses	–	446
Non-taxable income	(486)	(547)
Other	54	–
Income tax expense	$1,539	$546

Temporary differences and loss carry-forwards which give rise to future income tax assets and liabilities as at December 31, 2004 and 2003 are as follows:
(in thousands)	Dec 31, 2004	Dec 31, 2003
Future income tax assets:
Mineral properties . . . . . . . . . . . . . .	$611	$611
Canadian tax loss carry forwards . . .	1,410	1,574
Swedish tax loss carry forwards . . . .	2,815	–
Provisions for pensions . . . . . . . . . .	3,814	–
	8,650	2,185
Valuation allowance . . . . . . . . . . . . .	(2,021)	(2,185)
Net future income tax assets . . . . .	6,629	–
Future income tax liabilities:
Investment in NAN . . . . . . . . . . . . . .	–	1,024
Tax-allocation reserve . . . . . . . . . . . .	3,759	–
Mining properties . . . . . . . . . . . . . . .	42,236	–
Future income tax liabilities, net . .	$45,995	$1,024

At December 31, 2004, the Company had accumulated non-capital losses for Canadian income tax purposes of approximately $6.9 million, which expire as follows:
2005	$1,086,000
2006	$384,000
2007	$399,000
2008	$425,000
2009	$659,000
2010	$1,125,000
2011	$2,832,000

The Company also has, through its subsidiaries, other tax loss and other deductions carried forward, the amounts of which currently are unlikely to be utilized.

14. RELATED PARTY TRANSACTIONS

(a) Due from NAN:

In 2001, the Company agreed to provide a credit facility to NAN. In 2004 the loan including accrued interest was fully repaid whereby there was no balance at December 31, 2004. The corresponding figure for 2003 was $925,000 (SEK 5,152,092).

Interest income amounted to $91,309 (SEK 509,733). The corresponding amount for 2003 was $107,600 (SEK 620,531).

(b) Due to related parties in current liabilities consists of:
(in thousands)	Dec 31, 2004	Dec 31, 2003
Amounts payable to companies
owned by a director of the Company	$10	$35
Amounts payable to NAN . . . . . . . .	–	67
Loan payable to the former Chairman
of the Company (i) . . . . . . . . . . . . . .	–	925
	$10	$1,027

(i)    In 2001, the former Chairman of the Company agreed to provide a credit facility to the Company. The loan being repaid including accrued interest during the year, there was no balance at December 31, 2004. The corresponding figure for 2003 was $925,000 (SEK 5,152,092).

Interest expense on the loan was $91,309 (SEK 509,733). The corresponding amount for 2003 was $107,600 (SEK 620,531).

(c) Other charges from related parties consist of:
	2004	2003
Management and
administrative services . . . . . . . . . . .	$192,000	$153,000
Office relocation costs . . . . . . . . . . .	$–	$22,000
Fee in connection with termination
fee received (Note 12(b)) . . . . . . . . .	$–	$100,000

(d) The Company provides management services to NAN for a fee of US$5,000 per month.

15. SEGMENTED INFORMATION

The Company is currently engaged in one operating segment, the acquisition, exploration and development of mineral properties, primarily in Sweden. Geographic segmented information is as follows:
(in thousands)	2004	2003
Revenues (i)
Sweden	$54,376	$3,166
Canada	78	84
	$54,454	$3,250
Properties, plant and equipment
at the end of the year:
Sweden	$226,695	$257

(i) Consists of sales, interest income, management fee and other income and the equity in the income (loss) of the significantly influenced investee.

16. FINANCIAL INSTRUMENTS

(a) Financial risk

There is financial risk that the value of the Company's financial instruments will fluctuate as a result of changes in interest rates and foreign exchange rates, and the degree of volatility of those rates. The Company does not use derivative instruments to reduce its exposure to interest and foreign currency risk.

(b) Fair values

The fair value of cash, accounts receivable, accounts payable, other current liabilities and the amounts due from and to related parties is estimated to approximate their carrying values due to the immediate or short-term maturity of these financial instruments. The fair value of the investments in NAN and Silver Wheaton are disclosed in Note4 (c) and 5, respectively.

17. SUBSEQUENT EVENTS

(a) The Company reached an agreement in principle on the terms of a merger between the Company and ARCON International Resources P.l.c. ("ARCON"). ARCON is an Irish mining and exploration company that is listed on the main markets of the Irish Stock Exchange and of the London Stock Exchange. The main asset of ARCON is the Galmoy mine located in Kilkenny County, Ireland. To effect the proposed merger, the Company will make an offer, subject to an 80 per cent minimum acceptance condition, for all of the issued and outstanding shares of ARCON in exchange for US$63 million cash, currently equivalent to approximately $78 million and 5.6 million shares of the Company, with a fair value $74 million based on the average closing trading price of the Company's shares for a period two days before through two days after the date of announcement of the agreement in principle. Based on the current issued share capital of both companies (undiluted), this would result in ARCON shareholders having an aggregate interest in the Company following the merger of approximately 14 per cent.

The offer will be subject to certain conditions including the provision of an undertaking by Sir Anthony O'Reilly, the principal shareholder of ARCON, to accept the offer, the obtaining of all requisite regulatory body approvals and the execution of a definitive agreement between the Company and ARCON in regard to the conduct of the proposed merger.

(b) The Company acquired approximately 24 per cent of NAN by way of a public offer in line with the Swedish Industry and Commerce Stock Exchange Committee's (Näringslivets Börskommitté (NBK)) mandatory bid rules. The total consideration for the 24 per cent of NAN was the issue of 1,383,321 common shares of the Company with a fair value of $18,113,000 under a share exchange arrangement of one common share of the Company for each 5.3 shares in NAN and $71,000 (SEK 389,784) under a cash alternative of SEK 10.75 per share in NAN. The Company has initiated a compulsory purchase of the remaining 2 per cent of the outstanding shares of NAN.

Supplementary Notes to the Consolidated Financial Statements	39

COMPARISON OF DIFFERENCES BETWEEN CANADIAN AND SWEDISH ACCOUNTING PRINCIPLES

Lundin Mining Corporation is a company registered in Canada with its primary listing on the Toronto Stock Exchange in Canada and prepares its financial statements in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). In addition, as of December 3, 2004, Lundin Mining has a secondary listing on the Stockholm Stock Exchange in Sweden. A Swedish company listed at the Stockholm Stock Exchange is required to prepare its financial statements in accordance with Swedish generally accepted accounting principles ("Swedish GAAP") for 2004 and in accordance with International Financial Reporting Standards as endorsed by the European Union ("IFRS") from 2005 and going forward. Canadian GAAP differs in certain aspects from Swedish GAAP and IFRS.

There are no differences between Canadian GAAP, IFRS or Swedish GAAP that would have a significant impact to the Net income for the period or Shareholders equity in these financial statements.

ADOPTION OF ANNUAL REPORT

The annual report has been submitted by the Board of Directors on March 23, 2005. The balance sheets and profit and loss accounts are to be adopted by the Company's shareholders at the annual general meeting on May 25, 2005.

COMPENSATION TO DIRECTORS AND MANAGEMENT

Remuneration and other compensation Board of Directors

There are no standard arrangements in place pursuant to which Directors are compensated by the Company for their services in their capacity as Directors, nor are any amounts paid to Directors for committee participation or special assignments. All expenses incurred by Directors in respect of their duties are reimbursed by the Company.

Remuneration of Management

It is the responsibility of the Board of Directors to review and recommend compensation policies and schemes for the Company and to set salary and benefit levels and award incentive stock options.

The Company's compensation policy is designed to be competitive with similar mineral exploration and development companies and will recognize and reward executive performance consistent with the success of the Company's business. The current compensation plan for the Managing Director and Chief Executives consists of salary, benefits, pension and incentive stock options. In establishing levels of compensation, the Board of Directors takes into consideration individual performance, responsibilities, length of service and levels of compensation provided by industry competitors. Other Chief Executives refer to the four employees that together with the Managing Director constitute the Company's Management (see page 11).

Compensation Committee

The Board of Directors did not appoint or otherwise constitute a separate compensation committee during the most recently completed financial year. Decisions with respect to compensation levels are generally brought forward by management to the Board of Directors which, in turn, gives final approval to executive compensation matters. Future compensation decisions and policies will continue to be made in a similar manner given the size of the Board and the Company's current level of operations.

Severance pay

The Managing Director obtains benefits according to prevailing terms of the Company. The contract is for a term of two years commencing October 1, 2003 and expiring on September 30, 2005. The contract will be renewed and the conditions unchanged unless, not less than six months prior to the expiration of the contract either party shall have given written notice to the other that it does not wish to further extend the contract. If the employment is terminated for any reason other than (a) for cause of the Managing Director; (b) by the voluntary resignation; or (c) by the non-renewal of the contract, then the Managing Director is entitled to be paid the equivalent of his remuneration for the balance of the unexpired term of the employment contract, i.e. to and until September 30, 2005. In the event of a change of control of the Company, the Managing Director is entitled to receive the termination compensation set out above.

The Company and the Company's other Chief Executives have a mutual term of notice of six to twelve months. In the event of termination on part of the Company a severance pay of six to twelve monthly salaries is payable. The severance pay will not be settled against any other income. In the event of termination on part of a Chief Executive no severance pay is granted.

Pensions

There are no pension plan benefits in place for the Managing Director. As regards other Chief Executives the Company applies pension insurances with fixed fees. Pension cost refers to the expense that affects the net result for the year. The retirement age is 65 years and the pension agreement stipulates that pension provisions shall amount to 15–35 percent of the pension-entitled salary.

Remuneration and other benefits during the period
January 1–December 31, 2004
	Salary/		Other		Stock
CAD	Director's fee	Bonus	benefits	Pension	options	Total
Chairman of the
Board	None	None	None	None	None	None
Other Board
members	None	None	None	None	None	None
Managing Director	187,161	None	None	None	None	144,000
Other Chief Executives
(4 persons)	219,728	None	None	55,100	504,622	779,450
Total	406,889	None	None	55,100	504,622	966,611

Exchange rates, USD/CAD: 0.7694; SEK/CAD: 5.6433

"Stock options" in the table above refers to calculated fair value at the time of issue for those stock options that the Board of Directors and other Chief Executives were granted free of charge in 2004. For disclosure of the valuation of the stock options, see below.

Allocated incentive stock options

	Plan 2003/2005		Plan 2004/2006
		Previous years		Current year
		Value/benefit,		Value/benefit,
	Number	CAD	Number	CAD
Chairman of the Board	None	None	None	None
Other Board members	20,000	33,790	None	None
Managing Director	100,000	168,950	None	None
Other Chief Executives
(4 persons)	40,000	67,580	145,000	504,622
Total	160,000	270,320	145,000	504,622

During 2003 the Managing Director and three other Chief Executives were granted stock options free of charge. Up to December 31, 2004, two Chief Executive were granted stock options free of charge. The fair value of the options issued under the incentive scheme programme has been calculated in accordance with the Black-Scholes options valuation model. Based on an analysis of the historic volatility for the Company's and comparable companies' market value, the expected volatility during the duration of the options has been estimated to be 78 percent. The terms for the option plan are stated on page 13.

Corporate Directory

OFFICERS	COMPANY OFFICES
Lukas H. Lundin, Chairman	Vancouver office:
Edward F. Posey, President	Lundin Mining Corporation
Karl-Axel Waplan, Executive Vice President Operations	Suite 2101 - 885 West Georgia Street
Wanda Lee, Chief Financial Officer	Vancouver B.C. V6C 3E8
Jean R. Florendo, Corporate Secretary	Canada
Telephone: +1 604 689 78 42
DIRECTORS	Fax: +1 604 689 42 50
Adolf H. Lundin
Brian D. Edgar	Sweden office:
Edward F. Posey	Lundin Mining AB
John Craig *	Hovslagargatan 5
Lukas H. Lundin *	SE-111 48 Stockholm
Pierre Besuchet	Sweden
William A. Rand *	Telephone: +46 8 545 074 70
* Audit Committee	Fax: +46 8 545 074 71

Web site: www.lundinmining.com
AUDITORS
Deloitte & Touche LLP	The corporate number of the Company is 306723-8
Vancouver, British Columbia, Canada
REGISTERED AND RECORDS OFFICE
Suite 1100 - 888 Dunsmuir Street
BANKERS	Vancouver, British Columbia,
Canadian Imperial Bank of Commerce	Canada V6C 3K4
Vancouver, British Columbia, Canada

The Bank of Bermuda	SOLICITORS
Bermuda	McCullough O'Connor Irwin
Vancouver, British Columbia, Canada
SUBSIDIARIES
Lundin Mining AB	Cassels, Brock & Blackwell
South Atlantic (Bermuda) I Ltd.	Toronto, Ontario, Canada
South Atlantic (Bermuda) II Ltd.
South Atlantic (Bermuda) IV Ltd.	SHARE CAPITAL
South Atlantic (Norrbotten) Ltd.	Authorized: Unlimited number of common shares
South Atlantic in Norrbotten HB	Issued and outstanding: 33,419,271 shares
South Atlantic (Finland) Ltd.
North Atlantic Natural Resources AB	REGISTRAR AND TRANSFER AGENT
Vazante Mineracao, Ltda	Computershare Trust Company of Canada
North Mining Svenska AB	510 Burrard Street
Zinkgruvan Mining AB	Vancouver, British Columbia, Canada
Lundin Mining i Norrbotten AB
SHARE LISTINGS
TSX Exchange (LUN)
O-Listing on Stockholmsbörsen (LUMI)

AGM
Lundin Mining's Annual General Meeting is scheduled for May 25,
2005.

DIVIDEND
Lundin Mining's Board of Directors intends to determine that no dividend be paid for 2004.

NEXT REPORT
The three months interim report for 2005 will be published on May
12, 2005.

addresses
Vancouver office
Lundin Mining Corporation
Suite 2101 - 885 West Georgia Street
Vancouver B.C. V6C 3E8
Canada
Telephone: +1 604 689 78 42
Fax: +1 604 689 42 50

Sweden office
Lundin Mining AB
Hovslagargatan 5
SE-111 48 Stockholm
Sweden
Telephone: +46 8 545 074 70
Fax: +46 8 545 074 71

Web site
www.lundinmining.com

E-mail
info@lundinmining.com